PROGINET CORPORATION



                       FILING TYPE:  10SB12G
                       DESCRIPTION:  REGISTRATION STATEMENT
                       FILING DATE:
                       PERIOD END:   N/A


                         PRIMARY EXCHANGE: OTC-BB / CDNX
                                   TICKER: N/A



                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                   FORM 10-SB



                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)

                OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934





                              PROGINET CORPORATION

                              --------------------

                 (Name of Small Business Issuer in Its Charter)





                       DELAWARE                             11-3264929
                       --------                             ----------
           (State or other jurisdiction of               (I.R.S. Employer
            incorporation or organization)             Identification No.)








           200 GARDEN CITY PLAZA, GARDEN CITY, NEW YORK            11530
         -------------------------------------------------  -------------------
             (Address of Principal Executive Offices)            (Zip Code)




                                 (516) 248-2000

                                Telephone Number



Securities to be registered  under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

         Title of Each Class                   Name of Each Exchange on Which
         to be Registered                      Each Class is to be Registered

         Common Stock, par value $0.001        OTC Bulletin Board



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                                TABLE OF CONTENTS


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
   Special Note Regarding Forward-Looking Statements.....................................................2

Part I...................................................................................................2

   Item 1.  Description of Business......................................................................2

     BUSINESS............................................................................................2

     RISK FACTORS........................................................................................2

   Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations........2

     GENERAL.............................................................................................2

     RESULTS OF OPERATIONS...............................................................................2

     LIQUIDITY AND CAPITAL RESOURCES.....................................................................2

     ACQUISITIONS........................................................................................2

     IMPACT OF THE YEAR 2000.............................................................................2

   Item 3.  Description of Property......................................................................2

   Item 4.  Security Ownership of Certain Beneficial Owners and Management...............................2

   Item 5.  Directors, Executive Officers, Promoters and Control Persons.................................2

     DIRECTORS AND EXECUTIVE OFFICERS....................................................................2

     COMMITTEES..........................................................................................2

     FAMILY RELATIONSHIPS................................................................................2

   Item 6.  Executive Compensation.......................................................................2

   Item 7.  Certain Relationships and Related Transactions...............................................2

   Item 8.  Description of Securities....................................................................2

Part II..................................................................................................2

   Item 1.  Market Price Of and Dividends On The Registrant's Common Equity and Other Shareholder Matters2

   Item 2.  Legal Proceedings............................................................................2

   Item 3.  Changes In and Disagreements with Accountants................................................2

   Item 4.  Recent Sales of Unregistered Securities Issuances............................................2

   Item 5.  Indemnification of Directors and Officers....................................................2

PART F/S..................................................................................................

   Index.........................................................................................FS- Index

   Independent Auditors' Report.......................................................................FS-1

   Balance Sheets -July 31, 1999 and July 31, 1998....................................................FS-2

   Statements of Operations - Years Ended July 31, 1999 and July 31, 1998.............................FS-3

   Statements of Stockholders'Equity - Years Ended July 31, 1999 and July 31, 1998....................FS-4

   Statements of Cash Flows- Years Ended July 31, 1999 and July 31, 1998..............................FS-5

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
   Notes to Financial Statements......................................................................FS-6

   Balance Sheets -January 31, 2000 and July 31, 1999................................................FS-14

   Statements of Operations-Three Months and Six Months Ended January 31, 2000 and January 31, 1999..FS-15

   Statements of Cash Flows - Six Months Ended January 31, 2000 and January 31, 1999.................FS-16

   Notes to Unaudited Financial Statements  .........................................................FS-17

Part III................................................................................................24

   Item 1.  Index to Exhibits...........................................................................24

   Item 2.  Description of Exhibits.....................................................................25

SIGNATURES..............................................................................................26

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement on Form 10-SB contains forward-looking statements that involve risks and uncertainties that address:

         -        Business strategies;

         -        Proginet's financial condition and results of operations;

         -        Forecasts;

         -        Trends,   including  growth,  in  the  information  technology
                  market;

         -        New products ; and

         -        Year 2000 computer problems.

Forward-looking statements generally can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "intends," "plans," "should," "seeks," "pro forma," "anticipates," "estimates," "continues," or other variations thereof (including their use in the negative), or by discussions of strategies, opportunities, plans or intentions. Such statements include but are not limited to statements under the captions "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," as well as captions elsewhere in this document. A number of factors could cause results to differ materially from those anticipated by such forward-looking statements, including those discussed under "Risk Factors" and "Business."

In addition, such forward-looking statements necessarily depend upon assumptions and estimates that may prove to be incorrect. Although we believe that the assumptions and estimates reflected in such forward-looking statements are reasonable, we cannot guarantee that our plans, intentions or expectations will be achieved. The information contained in this registration statement, including the section discussing risk factors, identifies important factors that could cause such differences.

                                     PART I
ITEM 1.  DESCRIPTION OF BUSINESS

         BUSINESS


Proginet Corporation (Proginet or the Company) develops and markets two software product lines. One is a batch file transfer software product used to link mainframe computer systems to local area networks (LANs) and the Internet, primarily for Microsoft Windows, Novell Netware, OS400 and UNIX platforms. The other is a security password management software product that enables multiple and disparate security systems, on multiple computers, to function as one. The Company sells its products in the U.S. through its telemarketing and sales force and internationally directly and indirectly through distributors, and through Original Equipment Manufacturer (OEM) partners in Europe and the United States. The Company also provides software maintenance services. The Company's stock is traded on the Canadian Stock Exchange, CDNX, (formerly, the Vancouver Stock Exchange), listed as PRF.U. The Company is filing this registration statement to become a reporting company in the United States to facilitate trading the Company's shares in the United States and broaden the trading market for investors in Proginet.

GENERAL DEVELOPMENT OF THE BUSINESS

Proginet was incorporated in New York in 1985 as The Teleprocessing Connection, Inc (TCI) and changed its name in 1990 to Proginet Corp. In 1995, Proginet Corp. merged with a Delaware corporation and became Proginet Corporation.


Proginet is a Long Island, New York-based software development company that provides software solutions for seamlessly integrating IBM mainframes and midrange computers with Microsoft Windows NT and other distributed client/server environments. The Company's products address the systems management software space, including password management, enterprise managed data transfer, and
Internet   managed  data  transfer.   Proginet's   first  product  was  XCOM,  a
multi-platform file transfer application. XCOM was sold to Legent Corporation in 1990 and Legent was subsequently acquired by Computer Associates. The XCOM product is included as a major product within Computer Associates' Unicenter-TNG family of products, a family of integrated business solutions for monitoring and administering systems management across multi-platform environments. After the sale of the XCOM line, Proginet focused on research and development, placing a particular emphasis on the development of IBM MVS systems connectivity to Microsoft Windows systems communication and connectivity solutions. The Company collaborated closely with Novell in 1993 and 1994, with Novell selling its micro-to-mainframe business and technology to Proginet (Network Navigator and IND$FILE) and later taking an equity option in the Company in consideration for the transfer of that technology in May of 1995. Proginet was able to raise $1.8 million of capital through an Initial Public Offering on the Vancouver Stock Exchange. This capital infusion enabled Proginet to develop new technology to take advantage of the explosive growth in Windows-to-MVS connectivity requirements that began that year.


Through its work with Microsoft, the Proginet management team realized the appeal of being able to manage secure environments across disparate systems from a single location. Extensive co-development between the two organizations began in the fall of 1995. The first collaboration included joint design between Microsoft and Proginet to facilitate Proginet's successful development of the Fusion-FTMS product, a comprehensive systems management application for secure and reliable data delivery and replication to be fully compatible with Microsoft's SNA Server software, introduced in 1996. The second collaboration included, SecurPass, a password management technology came to fruition as a result of this co-development in late 1997. Proginet acquired the mainframe software business of Microsoft, TransAccess, at the end of 1996, providing the Company with a recurring revenue stream. At that time Microsoft took a minority equity stake in the Company, and entered into a comprehensive marketing and sales agreement.

In November of 1996, Proginet acquired the assets of KnowledgeNet, Inc., which developed NetWrk, a product similar to Proginet's but specialized for the AS/400 area. This acquisition allowed Proginet to expand product coverage to include the AS/400 and UNIX platforms.

Proginet has developed three principal products: Fusion FTMS, a managed file transfer software product; SecurPass, a password management software; and CyberFusion, an advanced technology to move information over the Internet.


PRODUCTS

The following is a brief description of the principal products currently marketed by Proginet. Proginet has designed its products with an emphasis on ease of use, security and management both to enhance and protect its customers' investments in different networking hardware and software, and to provide its customers with flexibility for future investments.

Proginet's   information   movement   technology  allows  users  to  send  their
information over internal networks and the Internet, confident that no one other then the intended recipient can read or receive the information.

Proginet's information movement software is currently being used by some of the largest corporations in the world. Proginet offers five software solutions for moving information between computers. CyberFusion is designed for Internet file transfer and the other four are designed for internal network file transfers.

Proginet currently offers the following products in the information movement space:

o CyberFusion provides secure reliable information movement across the Internet. This product includes some of the strongest encryption available including DES, Triple DES, Blowfish and Blowfish Long, along with extensive features to allow for the automation of information movement needs.

o Fusion FTMS manages high-speed file transfers between OS/390 hosts, LAN servers, and desktops, throughout an enterprise environment.

o TransAccess is a data access and middleware solution for cross-platform data retrieval, update, and transaction processing. TransAccess enables enterprise-wide distributed applications across an extensive range of computing platforms.

o Network Navigator is a batch file transfer capability between client/server and MVS environments.

o Proginet also provides a version of IND$FILE, called IND$FILE Plus. While the time sharing option (TSO) version of IND$FILE, sold by IBM, is already the industry standard for exchanging files between personal computers and IBM mainframes, Proginet's VTAM - based IND$FILE Plus provides added value and security to all IBM mainframe users.

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

Proginet's password management technology addresses the problem of "too many passwords" that affects individual users from small to large corporate enterprises. The individual user may have many passwords to access the different systems in a typical environment. Often they resort to writing passwords on a "Post-It". Such practices cause enterprises to have an exposure when users write the password down or choose simple passwords that are easier to remember. Another consequence develops when users create complex passwords for improved security and then forget their passwords, creating a significant burden for help desk personnel.

SecurPass, with its password synchronization technology, password management features, and extendable application program interfaces (APIs), allows enterprises to gain control over users' passwords. By utilizing the password management and password synchronization technology in SecurPass, a company can specify the rules for creating a password, and have those rules enforced among all of the security systems throughout the company. The capabilities in SecurPass allow a user to specify one password, and have that password allow the user to gain access to all of the systems needed. When a password is reset, SecurPass propagates the password change throughout the environment to ensure that all passwords are secure and in-sync.

Enterprises need to address this exposure to ensure that they maintain necessary security and trust with their customers. Proginet believes enterprises must simplify and consolidate their security administration functions, as a first step to regaining and keeping control over their security password environments.


STRATEGY

Proginet's strategy has been and continues to be to develop state-of-the-art technology applications for information movement and password management. Proginet implements its strategy by investing in a highly qualified and motivated research and development team, that produces and brings to market unique and creative products geared to the Internet. Such technology includes encryption and management features to assure secure and reliable transfers.

The Company's product strategy is to expand with new products specifically designed for the Internet. Proginet's current product lines are mature, functional products with large installed bases. The additional development of existing products is focused on increasing the ease of product deployment and usability.


As a software development company, significant resources have been allocated to research and development activities over the past few years. New product development will be specifically geared toward the Internet, e-business and the wireless transmission marketplaces. Research and Development expenditures amounted to $509,119 and $511,678 in fiscal years 1998 and 1999, respectively.


The criteria used in evaluating, and determining R&D priorities are as follows:

1.       Products must enable powerful use of the Internet.

2. Products must focus on Proginet's core strengths (multi-platform, manageability, secure information movement).

3. Viral marketing functionality, whereby customers and their partners can add incrementally to sales by propagating product marketing once the products are installed.

4.       Business and technologies must be synergistic.

5.       Products must have wide appeal.

6. Each product must stand on its own in terms of revenue generation potential.

Proginet continually evaluates new technology that has great impact on the Internet and determines how this new technology may fit into Proginet's strategy. Two recent examples of this approach are Linux, now available in the CyberFusion family of products, and LDAP, now being implemented in the SecurPass line.

SALES AND MARKETING

Proginet's sales strategy is comprised of three sales models: direct sales in the U.S; indirect sales through distribution partners in over 20 countries around the world; and alliances with partners who integrate Proginet's technology with their technology and sell the combined product(s). This last model is commonly referred to as OEM.

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

The direct sales model includes a direct telemarketing and sales force comprised of Proginet employees augmented by the use of outside telemarketing services related to lead generation for the direct sales force. The Company has an arrangement with an outside telemarketing firm with fees based upon the number of hours used in the generation of a lead. The company's experience is that the cost per lead averages approximately $400 per qualified lead. Leads are turned over to the Proginet's internal direct sales force, who then cover the entire sales process. The direct sales model covers the entire sales cycle from lead generation through trial evaluation process, typically 30 to 60 days, to the signing of a software license agreement. Proginet estimates that the "typical" sales cycle averages about 90 days and Proginet closes approximately two-thirds of trials started.


The indirect sales model is built on the premise that presence and knowledge in local markets is paramount to establishing necessary business relationships and closing sales. Therefore, distributor partnerships are established in local markets (countries) and Proginet commits significant resources to train and support distributors to sell Proginet software in their countries. The distributors' role is to act as agents, make the marketplace aware of Proginet's technology and explain how the technology can be used in their business environments. Proginet backs-up the distributors with authorized assistance and support, customer installations and training whenever necessary. The distributor agreement specifies that they cannot sell competitors' products. Distributors are typically compensated at a commission rate of 25% or 50% based upon their level of effort, resources assigned, and commitment to closing sales.


The OEM sales model is based on the ability of an outside software company with complementary technology to sell, install and support Proginet's technology. These OEMs incorporate Proginet's technology to provide services to other customers. The OEM arrangements include a commission structure similar to distributors and also include specific fixed pricing for the number of "users" the product is licensed for.


The indirect and OEM sales models accounted for approximately half of Proginet's new license revenue in the fiscal quarter ended January 31,2000, a significant increase over the 22% of new license revenues in the same period in the previous year. In the fiscal quarter ended January 31, 2000 OEM sales contributed 22 percent of the total new license revenue, distributor sales represented 27 percent of the total new license revenue, and direct sales comprised the remaining 51 percent. Going forward, since the distributor channels are larger, they are expected to increase their relative contribution of new license revenue.


All of Proginet's sales are dependent on visibility in the marketplace and the markets acceptance of Proginet's products. As such, the relationship with Microsoft most directly benefits the direct sales model and the distributor sales model. In both models, Microsoft continues to provide leads and references to prospective customers who could benefit from Proginet's products and their integration into Microsoft's technology. The Company, however, does not maintain statistics on the amount of revenues attributable to its relationship with Microsoft.


Proginet's marketing strategy is centered on communicating the Company's message for corporate visibility to investors and the Company's product solutions to the marketplace. The corporate visibility program is centered upon an investor relations program, which provides communications on corporate activities to investors, and a corporate awareness program, which includes advertising and participation in many industry trade shows and related programs.

Proginet's product marketing strategy includes a comprehensive program that identifies market needs, positions Proginet's product messages to address these needs, and pursues several methods to deliver Proginet's message to the identified target audiences. The methods include advertising, trade show and industry conference participation, and direct mail campaigns. Additionally, Proginet pursues specific vertical markets, including healthcare, retail and financial services, with programs designed specifically for these vertical markets.

CUSTOMERS

Proginet has established a worldwide user base of more than 400 companies in over 20 countries engaged in the financial, telecommunications, healthcare, government, and other industry sectors. No one customer represents 10% or more of Proginet's revenues.

SUPPLIERS

Proginet is not reliant on any particular supplier for any of its operating needs. Any products required can be purchased from a number of sources.

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EMPLOYEES


As of March 1, 2000, Proginet had 37 full-time salaried employees, 1 part time employee and two consultants on retainer.


COMPETITION


Several companies in the marketplace provide technologies that are similar, or are perceived by the marketplace to be similar, to Proginet's technology. Competitive information is difficult to obtain and statistics on the number of customers and products sold are not disclosed by either private or public companies. For example, Computer Associates and IBM bundle product offerings and they themselves do not fully know what products are specifically used by customers. The information in this section was compiled from public sources as well as from discussions with Proginet's partners, vendors, and customers. Proginet believes the information to be reasonably accurate.


The information movement market is vast, with large and small players targeting many market segments, typically in the client server space. Some large players in this space including Computer Associates and Sterling Commerce, provide file transfer products for both the client server and mainframe spaces, in which Proginet competes. Currently, the markets for large systems data movement and systems management are estimated at $1.5 billion and $6 billion respectively, according to International Data Corporation.

We believe that the principal competitive factors in our market include: brand recognition, brand selection, price, accessibility, customer service, reliability, scalability, speed, and emerging Internet technology. Proginet also believes that with the introduction of CyberFusion for advanced managed file transfer over the Internet, the Company is well positioned to compete in this emerging market for business to business (B2B) file transfer.

Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources. Certain of our competitors may devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to web site and systems development. If our competitors are able to offer products and services on more favorable terms, we may experience reduced operating margins, loss of market share and a diminished brand franchise. We cannot assure you that we will compete successfully against our current and future competitors. Competitive pressures created by any one of our competitors, or by our competitors collectively, could have a material adverse effect on our business, prospects, financial condition and results of operations.


The Company's information movement technology products compete with major computer and communication systems vendors including IBM, Computer Associates and Sterling Commerce, as well as smaller companies such as SureFire Commerce (Formerly Micro Tempus)., Firesign and Hilgraeve Systems. No competitor has more than 10 percent market share and Proginet has an insignificant market share at this time.


Of the smaller players, most of these have developed "bottom-up" file transfer applications from a PC or UNIX platform as the foundation. These platforms have been inherently unstable, or unreliable, when compared with the IBM mainframe. Proginet's experience and expertise in this space enables the Company to develop software with higher levels of compliance to standards for up time, reliability, security, and scalability. The design requirement for 100 percent reliability originated in the mainframe world and is the reason that, at this time, almost 70 percent of the world's data resides on IBM mainframes. Proginet's expertise in this area provides Proginet an advantage over the competition, when reliability, scalability and security are of paramount importance.

In the password  management  market, we believe Proginet has two key advantages:
(1)its expertise in mainframe development and,(2)its relationship with Microsoft. During 1998, the worldwide market for Internet security increased 43 percent to $3.2 billion. In particular, encryption software rose 31 percent while security software specialized in authentication/authorization /administration grew 46 percent within that period,according to IDC. Again there is no dominant competitor in this market and Proginet has an insignificant share at this time.


The mainframe is the platform where data security measures are most mature. Consequently, customers are reliant upon the mainframe and mainframe security packages for protecting their most critical data. Proginet's knowledge of the mainframe positions the Company to leverage this reliance, and positions the Company to develop strategic relationships with other mainframe - specific vendors.

The Company's password management technology product line competes with major software vendors, including IBM and Computer Associates, as well as smaller companies such as Axent and Blockade.

Proginet's relationship with Microsoft has positioned the Company to exploit the most advanced elements of security provided by Microsoft in its own products. Proginet builds upon Microsoft security, while the other vendors merely replace it. Proginet's compliance with native Windows security ensures that the security components of all applications, which are BackOffice compliant, will also be fully compliant with Proginet's offering.

Proginet's technological relationship with Microsoft has also enabled Proginet to provide a product that is server-centric, requiring no code on the client desktop. This enables customers to perform far simpler and less costly installation and maintenance than the many other products in the marketplace that require specific desktop code.

Proginet's long-term strategy is to build upon its relationship with Microsoft, remain at the forefront of new Microsoft technology and expand offerings related to the Internet.


GOVERNMENT REGULATION

Proginet has received authorization from the United States Commerce Department to export strong encryption that will ensure the security of critical business information transferred worldwide via the Internet. Other than this authorization, the Company is not subject to direct regulation by any government agency, other than regulations applicable to businesses in general.


INTELLECTUAL PROPERTY


Proginet does not possess any patents. Proginet relies on a combination of trademark, copyright and trade secret laws to protect its proprietary rights. Proginet has registered the trademarks IND$File and TransAccess in the United States. Neither trademark is considered significant in the protection of the Company's technology. The Company believes the protection of the Company's source code and its product designs is best protected by the Company's Employee Confidentiality Information and Non-Competition Agreement. In addition, Proginet owns most of the Internet domain names for its products.


         RISK FACTORS

Investing in Proginet involves a high degree of risk. Potential investors should carefully consider the risks described below and the other information in this registration statement, in evaluating any investment in the Company's securities.


WE HAVE EXPERIENCED HISTORICAL LOSSES

We have incurred significant losses in the past. In fiscal year 1998, our losses were nearly $2,000,000. While we did have a modest profit in 1999, we expect to increase our operating expenses significantly to expand our marketing operations, and increase our level of capital expenditures to further develop and maintain our proprietary software. Such increases in operating expense levels and capital expenditures will adversely affect short-term operating results, and therefore we believe that we may incur losses in the future. We cannot assure you that we will achieve profitability or generate positive cash flow from operations.


WE CANNOT ACCURATELY PREDICT OUR REVENUES

In light of our history and the rapidly evolving nature of the markets in which we compete, our revenues are difficult to predict. We expect to experience significant fluctuations in our future quarterly operating results due to a variety of factors, many of which are outside of our control. Factors that may adversely affect our quarterly operating results include the following:

         -        The level of use of the Internet by businesses;

         - The announcement or introduction of new services and products by us and our competitors;

         - Customer demand and acceptance of the products and services we offer;

         -        Expenditures relating to expansion of our business;

         - The termination of existing relationships or failure to develop new relationships with our business partners; and

         - General economic conditions and economic conditions specific to the Internet and on-line commerce.

We also face unforeseeable seasonal sales fluctuations related to our increasing focus on B2B Internet commerce. Due to the above factors, our operating results likely will fluctuate in the future, making period-to-period comparisons difficult and possibly unreliable. Any change in the above factors could reduce our gross margins in future periods. If our operating results fall below the expectations of our stockholders and/or securities analysts and investors, the trading price of our common stock would likely decrease significantly. (See "Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations.")


WE MUST MANAGE OUR GROWTH

We believe that we must expand our present operations significantly in order to maximize potential growth. This expansion will likely place a significant strain on our management, operational and financial resources. We may hire new employees for a number of key managerial and technical positions, and we will need to integrate them into our management team. In order to manage our growth, we must continue to implement and improve our operational and financial systems, expand existing operations, attract and retain superior management and train, manage and expand our employee base. We cannot assure you that we will manage the expansion of our operations effectively, that our systems, procedures, or controls will support our operations adequately or that our management will implement our business plan successfully. If we cannot manage our growth effectively, then our business, financial condition and results of operations could suffer a material adverse effect.


WE EXPECT THAT WE WILL REQUIRE ADDITIONAL FUNDING TO EXPAND OUR BUSINESS; GROWTH AND ACQUISITIONS MAY STRAIN OUR MANAGEMENT, OPERATIONAL AND FINANCIAL RESOURCES

We expect that we will require additional financing in order to expand our business. Our working capital requirements in the foreseeable future will depend on a variety of factors, including our ability to implement our business plan. We cannot assure you that we will successfully negotiate or obtain additional financing, or that we will obtain financing on terms favorable or acceptable to us. We do not have any commitments for additional financing. Our ability to obtain additional capital depends on market conditions, the national economy and other factors outside of our control. If we do not obtain adequate financing or such financing is not available on acceptable terms, our ability to finance our expansion, develop or enhance services or products or respond to competitive pressures would be limited significantly. Our failure to secure necessary financing could have a material adverse effect on our business, prospects, financial condition and results of operations. (See "Item 2- Management's Discussion and Analysis of Financial Condition and Results of Operations.")


OUR REVENUES DEPEND UPON KEY ALLIANCES

We currently have over 20 distributors worldwide and may continue to enter into contractual strategic alliances. Our revenues in the past have depended and in the future will continue to depend, in part, on these relationships. We cannot assure you that any of these alliances will develop successfully, if at all, or that these alliances will generate revenues or earnings for us. If we fail to manage these relationships successfully, or if our alliances or partners fail to perform as we expect, we could suffer substantial losses in sales and customers. Any such losses would have a material adverse effect on our business, results of operations and financial condition.


WE DEPEND ON OUR ABILITY TO PROTECT AND ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS

We believe that our trademarks and other proprietary rights are important to our success and competitive position. However, we do not possess any patents. We rely on a combination of trademark, copyright and trade secret laws to protect our proprietary rights. We have registered the "IND$File" and "TransAccess" trademarks in the United States. We cannot assure you that we will secure significant protection for our proprietary rights or that claims will not be made against us in connection with our proprietary rights. The actions we take to establish and protect our trademarks and other proprietary rights may be inadequate to prevent imitation of our services or products or to prevent others from claiming violations of their trademarks and proprietary rights by us. In addition, others may develop similar technology independently or assert rights on our trademarks and other proprietary rights. The laws of other countries may afford us little or no effective protection of our intellectual property.


INTELLECTUAL PROPERTY CLAIMS AGAINST US CAN BE COSTLY AND COULD IMPAIR OUR BUSINESS

Other parties may assert infringement or unfair competition claims against us. We cannot predict whether third parties will assert claims of infringement against us, or whether any past or future assertions or prosecutions will harm our business. If we are forced to defend against any such claims, whether they are with or without merit or are determined in our favor, then we may face costly litigation, diversion of technical and management personnel, or product shipment delays. As a result of such a dispute, we may have to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. If there is a successful claim of product infringement against us and we are unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, it could have a material adverse effect on our business, financial condition and results of operations.


OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO ADAPT TO RAPIDLY CHANGING TECHNOLOGIES IN OUR INDUSTRY

The market in which we compete is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements, and changing customer demands. These market characteristics are exacerbated by the emerging nature of the Internet and the introduction by companies from multiple industries of web-based products and services. Accordingly, our future success will depend on our ability to adapt to these changes and to improve the performance, features and reliability of our products in response to competitive offerings, emerging technology and evolving demands of the marketplace. If we fail to adapt to these changes, there would be a material adverse effect on our business, results of operations and financial condition. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require us to make substantial expenditures to modify or adapt our products or infrastructure, which could have a material adverse effect on our business, results of operations and financial condition.

If the infrastructure or complementary services necessary to make the Internet a viable commercial marketplace are not developed or if the Internet does not become a viable commercial marketplace, our business, results of operations and financial condition will be materially adversely affected.


THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OPERATIONS

Our performance depends substantially on the continued services and performance of our senior management and other key personnel, particularly Kevin M. Kelly, Chief Executive Officer.

Although Proginet has management continuity agreements for Mr. Kevin M. Kelly and Mr. James F. Kelly, Senior Vice President and director of strategic planning, Proginet does not have any employment agreements nor does it have "key man" life insurance for any officers. Our performance also depends on our ability to retain and motivate our other officers and key employees. We have relatively few senior personnel, and thus the loss of any single individual could interrupt our operations significantly. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, prospects, financial condition and results of operations. Our future success depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will succeed in attracting and retaining such personnel. Our failure to attract and retain the necessary technical, managerial and marketing personnel could have a material adverse effect on our business, prospects, financial condition and results of operations.

THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE, AND MANY OF OUR COMPETITORS ARE LARGER AND HAVE SIGNIFICANTLY GREATER RESOURCES THAN WE DO

We believe that the principal  competitive factors in our market include:  brand
recognition,   brand  selection,   price,   accessibility,   customer   service,
reliability, scalability, and speed.

Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources. Certain of our competitors may devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to web site and systems development. If our competitors are able to offer products and services on more favorable terms, we may experience reduced operating margins, loss of market share and a diminished brand franchise. We cannot assure you that we will compete successfully against our current and future competitors. Competitive pressures created by any one of our competitors, or by our competitors collectively, could have a material adverse effect on our business, prospects, financial condition and results of operations.

INSECURE TRANSMISSION OF CONFIDENTIAL INFORMATION AND THIRD PARTY MISCONDUCT COULD HURT BUSINESS CONFIDENCE IN INTERNET COMMERCE

Many businesses are concerned about transmitting confidential information, such as customer or confidential business data, over the Internet. Confidence in secure transmissions is a significant barrier to Internet commerce and communications. We rely on encryption technology to transmit confidential information. In addition, servers are vulnerable to computer viruses, physical or electronic break-ins, deliberate attempts by third parties to exceed the capacity of systems and similar disruptive problems. Computer viruses, break-ins or other problems caused by third parties could lead to interruptions, delays, loss of data or cessation in service to users of our products. The law relating to the liability of Internet services for information carried on or disseminated through their services currently is unsettled. It is possible that claims could be made against companies under both U.S. and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement or other theories based on the nature and content of the materials disseminated through their services. Concerns regarding liability for information disseminated over the Internet and the adoption of any additional laws for regulations may decrease the growth of the Internet, which could decrease the demand for our Internet transfer products and harm our business.


ADDITIONAL REGULATIONS COULD BE IMPOSED ON OUR INDUSTRY

We are not currently subject to direct regulation by any government agency other than regulations applicable to businesses generally, which include export regulations on encryption software for which Proginet has received exemptions from the U.S. Commerce Department. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as privacy, pricing and characteristics and quality of products and services. Furthermore, the growth and development of the market for Internet commerce may prompt calls for more stringent protection laws that may impose additional burdens on those companies conducting business over the Internet.


INTEGRATING NEW ACQUISITIONS INTO OUR BUSINESS MAY BE DIFFICULT

If appropriate opportunities present themselves, we intend to acquire businesses, technologies, services or products that we believe will grow our business. We currently have no understandings, commitments or agreements with respect to any material acquisition and no material acquisition currently is being pursued. We cannot assure you that we will be able to identify, negotiate or finance future acquisitions successfully, or integrate such acquisitions into our current business. The process of integrating an acquired business, technology, service, product or personnel may result in unforeseen operating difficulties and expenditures, and may absorb significant management attention that would otherwise be available for ongoing development of our business. Moreover, we cannot assure you that the anticipated benefits of any acquisition will be realized. Any future acquisitions of other businesses, technologies, services or products might require us to obtain additional equity or debt financing, which may not be available on terms favorable to us, or available at all, and such financing, if available, might result in substantial dilution to our stockholders.


RULE 144

Under Rule 144, a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a stock sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144 shares" may be sold upon the effectiveness of this registration statement, which will increase the number of tradable shares (float) in the marketplace.


RULE 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this registration statement, is entitled to resell such shares 90 days after the effective date of this registration statement in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

The SEC has indicated that Rule 701 applies to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options (including exercises after the date of this registration statement). Securities issued in reliance on Rule 701 are restricted securities and, beginning 90 days after the effective date of this Registration Statement, may be sold without compliance with paragraphs (a), (d), and (e) of Rule 144 and shares may be sold by "affiliates" under Rule 144 without compliance with its one year minimum holding period requirement under paragraph (d). If those individuals who hold vested options, a total of approximately 700,000, were to exercise a portion or all of their options, this could have a diluting effect on the existing holders of Proginet common stock.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         GENERAL

You should read the following discussion in conjunction with our financial statements and the notes thereto included elsewhere in this registration statement. All statements in this registration statement related to Proginet's ongoing financial operations and expected future results constitute forward-looking statements. The actual results may differ materially from those anticipated or expressed in such statements. (See "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS".)


         RESULTS OF OPERATIONS


 THREE AND  SIX MONTHS ENDED JANUARY 31, 2000 AND JANUARY 31, 1999

Revenues for the three months ended January 31, 2000 were $1,252,506, an increase of 2%, compared to $1,227,864 for the comparable period in 1999. Software sales and license revenues were $619,569, a decrease of $91,823 from the $711,392 for the comparable period of 1999. Despite delayed trials, due to Year 2000 concerns of prospective customers, Proginet was able to close fifteen new software licenses in this quarter.

Software maintenance fees increased $44,965 to $557,437 compared to $512,472 for the comparable period in 1999. This increase is related to increased maintenance fees from previously licensed software products.

Other revenues for the three months ended January 31, 2000 increased to $75,500 from $4,000 for the comparable period ended January 31, 1999. This revenue is related to consulting services that are typically provided on an ad-hoc basis, in response to requests for support from existing customers. Consulting revenue can vary considerably from period to period.

Cost of revenues increased to $418,524 from $307,920 in the comparable period in 1999, an increase of $110,604 or 36%. This increase includes increased amortization expense of $58,863 related to developed software now available for sale, increases in technical support costs of $7,406 related to support in obtaining new customers and maintenance support for $44,335.

Operating expenses were $954,311, an increase of 31% over expenses of $727,655 for the comparable period last year. Research and development declined to $95,877 from $135,851 last year, reflective of reduced staffing levels assigned to R&D activities. Selling and marketing increased by 72% to $223,132 from $129,700, as the Company increased expenditures for marketing direct mail campaigns, telemarketing services for lead generation, and vertical marketing campaigns for the healthcare and retail industries.

General and administrative expenses were $635,302 for the three months ended January 31, 2000 compared to $462,104 for the comparable period in 1999. This increase of 37% is primarily the result of a one-time charge of approximately $195,000 to reserves for potential losses on payments due from a bankrupt international distributor.

For the three months ended January 31, 2000, Proginet reported an operating loss of $120,329 compared to operating income of $192,289 for the same period of 1999. The Company incurred a net loss of $109,223 compared to net income of $203,693 for the comparable quarter ended January 31, 1999.

On a six-month basis revenues were $1,984,035 or 16% below the 1999 six-month revenues for the comparable 1999 period of $2,374,299. Software sales and licenses were $854,422 for the six months ended January 31, 2000 compared to $1,289,086. The decline is primarily related to the Year 2000 "lockdown."

Software maintenance fees were $1,054,113, relatively flat to the $1,026,438 for the comparable six months of 1999. Other revenues related to consulting fees were $75,500 for the six months ended January 31, 2000 compared to $58,775 for 1999, consistent with normal business fluctuation.

Cost of revenues increased to $789,023 from $616,705 in the comparable period in 1999, an increase of $172,318. This increase includes increased amortization expense of $114,033 related to developed software now available for sale, and increases in technical support costs of $13,950, related to support of obtaining new customers.

Operating expenses were $1,655,157, an increase of 14% over expenses of $1,451,560 for the comparable period last year. Research and development declined to $192,204 from $290,817 last year, reflective of reduced staffing levels assigned to R&D activities. Selling and marketing increased by 40% to $449,750 from $321,360, as the Company increased expenditures for marketing direct mail campaigns, telemarketing services for lead generation, and vertical marketing campaigns for the healthcare and retail industries.

General and administrative expenses were $1,013,203 for the six months ended January 31, 2000 compared to $839,383 for the comparable period in 1999. This increase of 21% is primarily the result of a one-time charge of approximately $195,000 to reserves for potential losses on payments due from a bankrupt international distributor.

On a six-month basis, Proginet reported an operating loss of $460,145 compared to operating income of $306,034 for the same six-month period of 1999. This decline of approximately $766,000 is the result of reduced revenues and increased expenses as described above. Proginet reported a loss before income taxes of $437,595 for the six months ended January 31, 2000 compared to income before income taxes of $339,366 for the six months ended January 31, 1999.


FISCAL PERIODS ENDED JULY 31, 1999 AND JULY 31, 1998

Total revenues increased to $4,174,163 in fiscal 1999 from $3,644,926 in fiscal 1998, an increase of 15%. Software license revenues increased by $564,872, or 38%, to $2,063,436. This increase is attributable to sales of Proginet's SecurPass password management software, which produced over $1 million in license revenues in its first full year of availability. The SecurPass license revenue offset declines in sales from Proginet's older software products.

Software maintenance fees remained flat at $2,048,409 compared to 1998 software maintenance fees of $2,060,952. While Proginet did increase software maintenance fees for new products licensed, these increases were offset by declines in software maintenance fees from some of the Company's older software products that were dropped by customers.

Other revenues were $62,318 compared to $85,410 for 1998. These revenues are for consulting services provided to customers who request specific support for installations of Proginet's software. Proginet does not promote consulting services but does respond to specific customer requests.

Cost of revenues increased from $1,186,490 to $1,314,368, an increase of 11%, resulting in part from the amortization of previously developed software that began to be amortized in 1999, in recognition of the Company's developed products now being made commercially available for sale.

Operating expenses declined to $2,898,014 from $4,843,402, a reduction of $1,945,388, or 40%, in 1999 compared to 1998. Research and development costs were $511,678, relatively flat compared to 1998 research and development expense of $509,119, as Proginet committed the same level of resources for the ongoing research and development activities related to new products.

Selling and marketing expenses were $525,738 in 1999 compared to $2,062,095 in 1998. These results represent a reduction of $1,536,357, or 75%. These significant reductions were achieved by the complete re-organization of marketing and sales activities, including, management changes, a shift to more aggressive outsourced telesales selling models instead of direct sales calls, and an increased emphasis on sales through an indirect model, which includes international distributors and OEM's to sell Proginet's software.

General and administrative expenses in 1999 were $1,860,598, a reduction of $411,590 or 18%, compared to general and administrative expenses of $2,272,188 in 1998. These reductions were achieved by across - the - board decreases including facilities cost, telecommunications cost, professional services cost, supplies and administrative support staff costs.

Proginet experienced an operating loss of $38,219 for 1999 compared to an operating loss of $2,384,966 for 1998. The Company reported net income of $19,533 for 1999 compared to a net loss of $1,930,112 for 1998.

         LIQUIDITY AND CAPITAL RESOURCES

Proginet's liquidity position improved substantially in fiscal 1999 with an increase in cash, cash equivalents, and short-term investments of $958,661 or 131% over July 1998. Cash, cash equivalents and short-term investments increased to $1,691,163 as a result of improved profitability and substantial improvement in the collection of accounts receivable. For the six months ended January 31, 2000 Proginet's cash, cash equivalents, and short-term investments decreased $117,451 to $1,573,712. Proginet's liquidity position is adequate to achieve its operating plan for the next 12 months.

During fiscal 1999 Proginet purchased 861,000 shares comprised of 800,000 shares from two former employees and 61,000 shares pursuant to Proginet's authorized stock repurchase program. In addition, the Company issued 1,260,000 shares of common stock to Microsoft Corporation pursuant to the terms of an agreement entered into in December 1996 and amended in October 1998.


         ACQUISITIONS

If opportunities present themselves, Proginet may acquire businesses, technologies, services and/or products that we believe will grow our business. The Company currently has no understandings, commitments or agreements with respect to any material acquisitions and no material acquisitions currently are being pursued.


         IMPACT OF THE YEAR 2000

Many computer systems and software products were coded to accept only two-digit entries in the date code field and could not reliably distinguish dates beginning on January 1, 2000 from dates prior to the Year 2000. Many companies' software and computer systems were upgraded or replaced in order to correctly process dates beginning in 2000 and to comply with the "Year 2000" requirements. The Company reviewed its internal programs and determined that there were no significant Year 2000 issues within our systems or services.

As of March 1, 2000 there have been no reports of internal system problems and no reports of any significant problems with the Company's software as a result of the Year 2000 situation. Proginet does not expect any adverse impact from Year 2000.

ITEM 3.  DESCRIPTION OF PROPERTY

Proginet maintains its headquarters at 200 Garden City Plaza, Garden City, New York, 11530 where a majority of its employees are located. At present, a second facility located in Chicago, Illinois, which had served as a development lab, is subleased to another party for $6,883 per month, until the lease expiration.

----------------------------------- ------------------ --------------- ---------------------- --------------
Description                         Location           Square Ft.      Lease Expiration       Current

                                                                                              Annual Cost
----------------------------------- ------------------ --------------- ---------------------- --------------
Headquarters                        Garden City, NY             9,804  February 28, 2006           $211,525
----------------------------------- ------------------ --------------- ---------------------- --------------
Subleased to another Tenant         Chicago, IL                 6,068  December 31, 2002           $12,074*
----------------------------------- ------------------ --------------- ---------------------- --------------

* Amount is net of related sublease revenue.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following table sets forth certain information known to Proginet regarding the ownership of Proginet's common stock. The information is as of March 31, 2000. This table lists the following:


         (i) Each stockholder known to Proginet to be a beneficial owner of five percent or more of Proginet's common stock;

         (ii)     Each director of the Company;

         (iii) Each executive officer of the Company (as such term is defined under the caption "Executive Compensation--Summary of Cash and Certain Other Compensation"); and

         (iv) All current directors and officers of Proginet Corporation as a group.


Beneficial ownership has been determined in accordance with rules of the Securities and Exchange Commission, and unless otherwise indicated, represents shares for which the beneficial owner has sole voting and investment power. The number of shares of common stock beneficially owned includes any shares issuable pursuant to stock options that may be exercised within 60 days after March 31, 2000. Shares issuable pursuant to such options are deemed outstanding for computing the percentage of the person holding such options but are not deemed to be outstanding for computing the percentage of any other person.


------------------------------------- ----------------------------------- -----------------------------------
   Name and Address of Beneficial      Amount and Nature of Beneficial          Percent of Class (2) %
             Owner (1)                          Ownership (2)
------------------------------------- ----------------------------------- -----------------------------------
Bathurst Ltd(5)                                            1,827,336 (3)                               12.91
P.O. Box 25
Brittanic House
Provideniales
Turks and Caicos Isle
British West Indies
------------------------------------- ----------------------------------- -----------------------------------
Microsoft Corporation                                          1,360,000                                9.61
One Microsoft Way
9N-1264
Redmond, WA
------------------------------------- ----------------------------------- -----------------------------------
James F. Kelly                                                   775,006                                5.47
------------------------------------- ----------------------------------- -----------------------------------
Kevin M. Kelly                                               721,604 (4)                                5.10
------------------------------------- ----------------------------------- -----------------------------------
Kevin Bohan                                                  250,935 (4)                                1.77
------------------------------------- ----------------------------------- -----------------------------------
E. Kelly Hyslop                                               238,700(4)                                1.68
Ard na Gaoithe
Knockeen, Goleen
W.Cork, Ireland
------------------------------------- ----------------------------------- -----------------------------------
John C. Daily                                                232,000 (4)                                1.63
18 Holly Lane
Rye, NY  10580
------------------------------------- ----------------------------------- -----------------------------------
Stephen Sternbach                                                 32,500                                 .23
11 Phaeton Drive
Melville, NY  11747
------------------------------------- ----------------------------------- -----------------------------------
Arne H. Johnson                                               32,000 (4)                                 .22
------------------------------------- ----------------------------------- -----------------------------------
All the Officers and Directors as a                            2,292,745                               16.14
Group
------------------------------------- ----------------------------------- -----------------------------------

 (1) Unless otherwise indicated, the address of each beneficial owner is the care of Proginet Corporation, 200 Garden City Plaza, Garden City, New York 11530

 (2) A person is deemed to be the beneficial owner of securities, which may be acquired by such person within 60 days from the date of this registration statement upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage of ownership is determined by assuming all options, warrants or convertible securities that are held by such person (but not held by any other person) and which are exercisable or convertible within 60 days of this registration statement have been exercised or converted. Percent of Class (third column above) assumes a base of 14,206,780 including 13,595,180 shares of common stock outstanding as of March 30, 2000 and 611,600 vested options.

(3) Bathurst Ltd. has entered into an agreement with Proginet Corporation whereby Bathurst Ltd. agreed to vote all shares it owns consistent with the vote of the Board of Directors of the Company through December 31, 2000.

(4) The amount of beneficial ownership includes both common stock held and vested options owned and executable within 60 days after March 31, 2000. The specific number of options for each individual is as follows; Kevin M. Kelly - 219,600, Kevin Bohan - 40,000, E.Kelly Hyslop - 90,000, John C. Daily - 190,000, Stephen Sternbach - 30,000, Arne H. Johnson - 32,000, and all officers and directors as a group 561,600.


(5) Jaws Technologies, Inc., a Nevada corporation, is the control person of Bathurst Ltd. Robert Kubberous, President and Chief Executive Officer of Jaws Technologies, may be deemed to be the control person of Jaws Technologies.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth certain information with respect to the directors and executive officers of Proginet Corporation.

------------------------------------- ----------------------------------- -----------------------------------
Name                                  Age                                 Position
------------------------------------- ----------------------------------- -----------------------------------
John C. Daily                         54                                  Director, Chairman
------------------------------------- ----------------------------------- -----------------------------------
Kevin M. Kelly                        53                                  Director, President and Chief
                                                                          Executive Officer
------------------------------------- ----------------------------------- -----------------------------------
James F. Kelly                        34                                  Director, Senior Vice President
                                                                          and Corporate Secretary
------------------------------------- ----------------------------------- -----------------------------------
E. Kelly Hyslop                        Not Available                      Director
------------------------------------- ----------------------------------- -----------------------------------
Stephen  Sternbach                    45                                  Director
------------------------------------- ----------------------------------- -----------------------------------
Kevin Bohan                           30                                  Vice President, Sales
------------------------------------- ----------------------------------- -----------------------------------
Arne H. Johnson                       51                                  Vice President, Development and
                                                                          Marketing
------------------------------------- ----------------------------------- -----------------------------------

         DIRECTORS AND EXECUTIVE OFFICERS


EXECUTIVE MANAGEMENT TEAM


         KEVIN M. KELLY, PRESIDENT AND CHIEF EXECUTIVE OFFICER, DIRECTOR Mr. Kelly is the President and Chief Executive Officer of Proginet. Mr. Kelly became president of Proginet in June of 1994, and had previously served as an outside director for 2 years. From 1992 to June 1994, Mr. Kelly served as Chief Operating Officer of CDC Systems, where he managed an armored car company of over 1500 employees. He was also Senior Vice President of Nationar Bank in New York from 1984 to 1992, a correspondent commercial bank, and previously he was Division Executive and Vice President of Chase Manhattan Bank, a global banking organization. Mr. Kelly holds a Bachelor of Science degree in Mathematics from Iona College.

         JAMES F. KELLY, CO-FOUNDER, SENIOR VICE PRESIDENT, CORPORATE SECRETARY, DIRECTOR Mr. Kelly is a co-founder of the Company, and has been the Senior Vice President of Proginet since May 1995. Mr. Kelly started with Proginet in 1985 where he served as head of Quality Assurance as well as lead developer on several platforms for the XCOM project. In August of 1988, Mr. Kelly served as a communications analyst at Prudential-Bache Securities, a financial services company. In September of 1989, Mr. Kelly returned to Proginet as Senior Vice President of Engineering with responsibility for the entire development effort. In 1996, Mr. Kelly moved over to head the research efforts for the Company, including the merger and acquisition strategy. Mr. Kelly has been active in professional and engineering organizations on four continents and has been the author of more than one dozen technical articles for McGraw-Hill and Ziff Davis publications. Mr. Kelly holds a Bachelors of Science degree in Computer Science from Manhattan College.

         ARNE H. JOHNSON, VICE PRESIDENT DEVELOPMENT AND MARKETING Mr. Johnson has been with Proginet since June 1997 where he has been Manager of Product Development and Marketing. Previously, he served as President of Huntington Consulting Group, a software consulting company, from 1992 to June 1997, where his clients included J.P. Morgan Investment Management. Mr. Johnson also served as Senior Vice President and Vice President of Nationar Bank, a correspondent commerical bank from 1985 to 1992, and as Vice President of Chase Manhattan Bank, a global banking organization from 1978 to 1985. Mr. Johnson holds a Bachelors Degree in Systems Engineering from Polytechnic Institute of New York and a Masters of Business Administration from Pace University.

         KEVIN BOHAN, VICE PRESIDENT SALES AND CUSTOMER RELATIONS Mr. Bohan has served as Vice President of Customer Support for Proginet since 1998. He joined the Company in 1989 as a Network Engineer, and became manager of Customer Support in 1994. Previously, Mr. Bohan served on the Board of Directors of OSINET Corporation, a non-profit standards based software association, and has served as Chairman of the North American Open System Implementers Workshop at the United States National Institute of Standards and Technology. His standards work included work on directory services. Mr. Bohan holds a Bachelor of Arts degree in Accounting from Iona College.


BOARD OF DIRECTORS

         JOHN C. DAILY, CHAIRMAN OF THE BOARD


Mr. Daily has been Chairman of the Board since December 1998 and a Director of the Company since 1993. He has been Senior Vice President and Principal of Christian & Timbers, an executive search firm, since June 1996. Mr. Daily has also served as Senior Vice President of Handy HRM, an executive search firm, from 1994 to June 1996 and President and Chief Executive Officer of Image Business Systems, a software development company, from June 1994 to December 1994.

         DR. E. KELLY HYSLOP

Dr. Hyslop has been a Director of the Company since September 1996. Dr. Hyslop is retired from medical practice. He practiced as a medical doctor from 1969 through 1995. He has been involved with many private investment groups as a strategic and financial advisor, assisting in the raising of capital for emerging growth companies such as Novadigm Corporation and Proginet Corporation. He is currently involved with a group of private investors called HR(2) where his role is solely that of a private investor.

         STEPHEN STERNBACH

Mr. Sternbach has been a Director of the Company since November 1999. Mr. Sternbach has been the President and Chief Executive Officer of Star Multi Care Services, Inc, a health care provider based on Long Island, since 1986. Star Multi Care is publicly traded on the NASDAQ Stock Exchange under the symbol SMCS. Mr. Sternbach also serves on Star Multi Care's board of directors.



ELECTION OF OFFICERS AND DIRECTORS


Proginet's executive officers are elected by the Board of Directors on an annual basis and serve for one year or until their successors are duly elected and qualified. All of the current Directors were selected as Directors of Proginet Corporation pursuant to a vote of the Stockholders of Proginet at Proginet Corporation's Annual General Meeting on November 16, 1999. Mr. Sternbach is the only director who serves on the board of directors of a reporting company.



         COMMITTEES

The Board of Directors has established three committees: Audit, Compensation, and Nominating.


AUDIT

The Audit Committee functions as an overseer of the Company's financial reporting process and internal controls.

The Audit Committee has responsibilities, including, but not limited to, the following:

         1. Recommend which firm to engage as independent auditors, and whether to terminate that relationship.

         2. Review independent auditors' compensation, the proposed terms of engagement, and its independence.

         3. Serve as a channel of communication between the independent auditors and the board.

         4. Review the findings of the independent auditors, including any qualifications in the opinion, related management letter and management's responses to recommendations made by the independent auditor in connection with the audit.

         5.       Review the Company's annual financial statements.

         6.       Review the  procedures  employed by the  Company in  preparing
                  published   financial   statements   and  related   management
                  commentaries.

         7. Meet periodically with management to review the Company's major financial risk exposures.

The Audit Committee meets with Proginet's independent auditors prior to the completion of the audit to review the findings of the independent audit.


         CURRENT MEMBERSHIP

Mr. John Daily is the Chairman of the Audit Committee, and Dr. Kelly Hyslop and Mr. Stephen Sternbach are members of the committee.


COMPENSATION

The Compensation Committee recommends to the board the annual salary, bonus, stock options, and other benefits, direct and indirect, of the senior executives of the Company.

The Compensation Committee has responsibilities, including, but not limited to, the following:

         1. Review and recommend to the board, the annual salary, bonus, stock options, and other benefits, direct and indirect, of the senior executives of the company.

         2. Review new executive compensation programs; review on a periodic basis the operation of the Company's executive compensation programs to determine whether they are properly coordinated; establish and periodically review policies for the administration of executive compensation programs.

         3. Review and approve employee incentive compensation programs, including profit sharing and other employee bonus programs.

         4. Establish and periodically review policies in the area of management perquisites.

         5.       Plan for executive development and succession.

         6.       Review  and   recommend   to  the  board  or   determine   the
                  compensation of directors.

         CURRENT MEMBERSHIP

Mr. Sternbach is the Chairman of the Compensation Committee, and Mr. Daily and Dr. Hyslop are members of the committee.


NOMINATING

The Nominating Committee recommends to the board and to the stockholders, nominees for election to the board.

The Nominating Committee has responsibilities, including, but not limited to, the following:

         1. Propose the slate of nominees of directors to be elected by the stockholders (and any directors to be elected by the board to fill vacancies).

         2. Recommend to the board of directors, the directors to be selected for membership on the various board committees.

         CURRENT MEMBERSHIP

Dr. Hyslop is the Chairman of the Nominating Committee, and Mr. Kevin Kelly and Mr. Stephen Sternbach are members of the committee.

         FAMILY RELATIONSHIPS

Kevin Bohan is the nephew of Kevin M. Kelly. There are no other family relationships among any of the directors or executive officers of the Company.

ITEM 6.  EXECUTIVE COMPENSATION

The following table sets out the compensation received by the Company's Chief Executive Officer and the Company's other executive officers whose total salary and bonus exceeded $100,000 during the year ended July 31, 1999 (the Named Executive Officers).



                           Annual Compensation                Long -Term Compensation
------------------------ ---- ------------ --------- ----------- ----------- -------------------
                                           $(US)                 Awards      Payouts
------------------------ ---- ------------ --------- ----------- ----------- -------------------
Name and Principal                                   Other Comp  Options     All Other
Position                 FY   Salary $     Bonus $   $           Granted     Compensation $
Kevin M. Kelly           99       200,000         0           0      80,000                   0
Chief Executive          98       200,000         0           0           0                   0
Officer and President    97       200,000    77,000           0           0                   0
------------------------ ---- ------------ --------- ----------- ----------- -------------------
Joseph T. Mohen (1)      99       168,000         0           0           0                   0
Executive Vice           98       168,000         0           0           0                   0
President                97       120,000    31,250           0           0                   0
------------------------ ---- ------------ --------- ----------- ----------- -------------------
James F. Kelly           99       110,000         0   8,500 (2)      20,000                   0
Senior Vice President    98       110,000         0           0           0                   0
                         97        95,000    19,000           0           0                   0
------------------------ ---- ------------ --------- ----------- ----------- -------------------
Arne Johnson             99       145,000         0           0      25,000                   0
Vice President Product   98       145,000         0           0           0                   0
Development and          97        36,250         0           0      50,000                   0
Marketing
------------------------ ---- ------------ --------- ----------- ----------- -------------------
Kevin Bohan              99        80,000    20,547           0      40,000                   0
Vice President of        98        80,000    20,000           0      40,000                   0
Sales and Customer       97        71,250         0           0           0                   0
Support
------------------------ ---- ------------ --------- ----------- ----------- -------------------

(1) Mr. Joseph T. Mohen resigned as an officer of the Company in October 1998 and entered into an employment agreement as "Chief of Strategic Alliances" expiring September 30, 1999 after which time Mr. Mohen was no longer associated with the Company.

(2)  Commission earned on sales achieved for Indirect Channels license revenue.


STOCK OPTIONS

The following table provides information with respect to the stock option grants made to the Named Executive Officers during the 1999 fiscal year under Proginet Corporation's 1997 Stock Incentive Plan. No stock appreciation rights were granted during such fiscal year to the Named Executive Officers.

------------------- ----------- ---------------- ------------ ----------------------
                                   % of total
                               Securities options
                            under granted to Exercise
                          Options employee(s) in price
       Name         granted #     fiscal year      ($U.S.)    Expiration Date
------------------- ----------- ---------------- ------------ ----------------------
Kevin M. Kelly        80,000         19.70           .71      3/1/09
------------------- ----------- ---------------- ------------ ----------------------
Kevin Bohan           40,000         9.85            .71      3/1/09
------------------- ----------- ---------------- ------------ ----------------------
Arne Johnson          25,000         6.16            .71      3/1/09
------------------- ----------- ---------------- ------------ ----------------------
James F. Kelly        20,000         4.93            .71      3/1/09
------------------- ----------- ---------------- ------------ ----------------------

There were no options exercised by Named Executive Officers of the Company for the fiscal year ended July 31, 1999.


OPTION GRANTS

Under the Company's 1995 stock option plan, a total of 482,600 stock options have been granted, as of February 29, 2000 at an exercise price of $.75 per share. Of the options granted under the 1995 plan, 482,600 have been vested and 0 are unvested.

Under the Company's 1997 stock option plan, a total of 1,246,700 stock options have been granted at an average exercise price of $.67 per share. As of March 15, 2000, of the options granted under the 1997 plan, 227,800 have vested and 1,018,900 are unvested.


--------------------------------------------------------------------------------------------------------------
                                   NUMBER OF SECURITIES UNDERLYING
                                                                          ALUE OF UNEXERCISED IN THE OPTIONS
                                        UNEXERCISED OPTIONS AT                          MONEY
                                                                         V
                                         FISCAL YEAR-END (1)                       FISCAL YEAR-END
--------------------------------------------------------------------------------------------------------------
NAME OF EXECUTIVE OFFICER          EXERCISABLE        UNEXERCISABLE          EXERCISABLE       UNEXERCISABLE
--------------------------------------------------------------------------------------------------------------
Kevin M. Kelly                             219,000              80,000               $0.00            $0.00
--------------------------------------------------------------------------------------------------------------
Joseph T. Mohen                                  0                   0               $0.00            $0.00
--------------------------------------------------------------------------------------------------------------
James F. Kelly                                   0              20,000               $0.00            $0.00
--------------------------------------------------------------------------------------------------------------
Arne Johnson                                16,000              59,000               $0.00            $0.00
--------------------------------------------------------------------------------------------------------------
Kevin Bohan                                 40,000              40,000              $.0.00            $0.00
--------------------------------------------------------------------------------------------------------------

(1) None of the Named Executive Officers exercised any of his options during the Company's last completed fiscal year ended July 31, 1999.


DIRECTOR COMPENSATION

Proginet compensates its non-employee directors by granting 30,000 options for each year of service. Additionally, the Chairman of the Board receives an additional 15,000 options. Proginet also compensates directors for reasonable expenses incurred in attending meetings of the Board of Directors.


MANAGEMENT CONTRACTS AND CHANGE-IN-CONTROL AGREEMENTS

The Company has entered into "management agreements" with two key employees, Kevin M. Kelly and James F. Kelly. When a change of control in the Company occurs, these agreements provide for:

A lump sum payment equal to the present value of the aggregate of the executive's base compensation (equal to the highest rate of base compensation in effect during the three-year period immediately preceding the termination) for the eighteen month period following the termination and the aggregate amount of annual bonuses (equal to the highest aggregate amount of such bonuses that the executive received in any one of the three years preceding the termination) that the executive would have received for the eighteen month period following the termination.

Continuation at the Company's expense of all benefits to which the executive was entitled prior to termination for a period of eighteen months. These agreements are attached as Exhibit 10.7.

There are no other Management Contracts or Change in Control Agreements for any of the executives or employees of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Bathurst Ltd. has entered into an agreement with Proginet whereby Bathurst Ltd. has agreed to vote all shares it owns consistent with the votes of the Board of Directors of the Company through December 31, 2000. See Exhibit 10.

The Company has a one million-dollar profession liability policy for directors and officers liability coverage. The policy was obtained through a competitive bidding process consistent with industry practice. The Company obtained such insurance coverage from Hooghuis Inc., where the Company's CEO's daughter, Bernadette Kelly, is employed. The transaction was at arms length and the fees paid were competitive.

Mr. Joseph T. Mohen resigned as an officer of the Company in October 1998 and entered into an employment agreement as "Chief of Strategic Alliances" expiring September 30, 1999, after which time Mr. Mohen was no longer associated with Proginet Corporation. At such time, Mr. Mohen agreed to sell 750,000 shares of Proginet common stock to the Company for $.31 a share, the market price of the stock. Of the $232,500 purchase price, $50,000 was paid on the date of the agreement. The remainder is being paid over a 36-month period.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

Proginet's Certificate of Incorporation authorizes the issuance of an aggregate of 40,000,000 shares of common stock, par value $.001 per share, and the issuance of 10,000,000 shares of preferred stock, par value $.01 per share. As of February 29, 2000, there were 13,595,180 shares of common stock outstanding held by over three hundred stockholders of record.

The following summarizes the rights of holders of common stock:

         - Each holder of shares of common stock is entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors;

         -        There are no cumulative voting rights;

         - Holders of common stock may not take action by written consent in lieu of a meeting;

         - Holders of common stock are entitled to dividends and other distributions as may be declared from time to time by the Board of Directors out of any funds legally available for that purpose;

         - Upon the liquidation, dissolution or winding up of the Company, the holders of shares of common stock will be entitled to share ratably in the distribution of all Company assets remaining available for distribution after satisfaction of all of the Company's liabilities and the payment of the liquidation preference of any outstanding preferred stock; and

         - The holders of common stock have no preemptive or other subscription rights to purchase shares of our stock, nor are they entitled to the benefits of any redemption or sinking fund provisions.

WARRANTS

Proginet entered into an agreement with Mallory Factor Inc. (MFI) whereby MFI will provide guidance and support on a "Strategic Corporate and Communications Counseling Program" for Proginet. The terms of the agreement are subject to approval of the Canadian Venture Exchange (CDNX) and provide for granting of up to 500,000 warrants at a price of $.54 depending upon achievement of pre-arranged goals. The first 150,000 warrants vest upon regulatory approval of the agreement and the next 100,000 vest provided that Proginet's stock price reaches $1.25. The next 250,000 vest, if and only if, two criteria are satisfied; Proginet's achievement of a listing on the United States Over-the-Counter Bulletin Board and Proginet's stock price goes to established thresholds. When Proginet's stock price reaches $2.25, then 100,000 warrants will vest; when Proginet's price reaches $3.25, then 100,000 additional warrants will vest; and when Proginet's price reaches $4.25, the final 50,000 warrants will vest.


ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS.

Some provisions of the Company's Certificate of Incorporation and Bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions include:

     - Stockholder Action; Special Meeting Of Stockholders. The Company's Certificate of Incorporation provides that stockholders may not take action by written consent, but rather only at a duly called annual or special meeting of stockholders. This may limit stockholders' ability to alter corporate policies or actions with which they disagree.

     - Authorized But Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate  purposes,  including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Proginet by means of a proxy contest, tender offer, merger or otherwise.


TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common stock is CIBC Mellon Trust Company.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Since May of 1995, Proginet common stock has traded on the Vancouver Stock Exchange, under the symbol PRF.U. The ".U" extension indicates that the shares are traded in U.S. dollars. In December 1999, the Vancouver Stock Exchange merged with the Calgary Stock Exchange and is now called the Canadian Venture Exchange, CDNX.
Proginet's stock is held by over three hundred holders of record.

The following table sets forth, for the fiscal quarters indicated, the reported high and low bid information for Proginet's common stock as reported on the CDNX. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

Year       Quarter                                                           High                        Low
---------- -------------------------------------------- -------------------------- --------------------------
2000       QTR 2                                                             2.20                       0.52
           QTR 1                                                             0.84                       0.54
---------- -------------------------------------------- -------------------------- --------------------------
1999       QTR 4                                                             0.89                       0.40
           QTR 3                                                             1.25                       0.49
           QTR 2                                                             0.70                       0.29
           QTR 1                                                             0.60                       0.23
---------- -------------------------------------------- -------------------------- --------------------------
1998       QTR 4                                                             0.75                       0.30
           QTR 3                                                             1.75                       0.60
           QTR 2                                                             2.20                       1.20
           QTR 1                                                             4.50                       2.00
---------- -------------------------------------------- -------------------------- --------------------------

DIVIDENDS

Proginet has not paid dividends and does not anticipate paying dividends in the foreseeable future. The Board of Directors intends to retain earnings, if any, to finance growth. Accordingly, any payment of dividends by Proginet in the future will depend upon the need for working capital and the financial condition of the Company at the time.

ITEM 2.  LEGAL PROCEEDINGS

The Company is involved in various claims and legal actions in the ordinary course of business. In the opinion of management, based on advice from its legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the financial statements of the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Proginet has not changed its accountants in the last three fiscal years, and there are no disagreements with its accountants concerning accounting and financial disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES ISSUANCES

The Company issued 1,260,000 shares of common stock in October 1998 to Microsoft Corporation pursuant to an agreement between the companies in December 1996. When these securities were issued under the exemption afforded by Section 4 (2) of the Securities Act of 1933, the Company relied on representations made by the purchaser that: 1) it was an "accredited investor" as that term is defined in Rule 501 of Regulation D promulgate under the Securities Act; and 2) it was taking the shares for its own account for investment purposes, and without any view towards the resale or redistribution of the issued securities. There were no broker fees or commissions paid related to this transaction.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the General Corporation Law of the State of Delaware provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as the Company, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Our certificate of incorporation provides that directors will not be personally liable for monetary damages to us or our stockholders for breach of fiduciary duty as a director, except for liability resulting from a breach of the director's duty of loyalty to us or our stockholders, intentional misconduct or willful violation of law, actions or inactions not in good faith, an unlawful stock purchase or payment of a dividend under Delaware law, or transactions from which the director derives improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents, by bylaws, agreements or otherwise, to the fullest extent permitted under Delaware law. We have entered into an indemnification agreement with each of our directors and officers which may, in some cases, be broader than the specific indemnification provisions contained in our certificate of incorporation or as otherwise permitted under Delaware law. Each indemnification agreement may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as a director or officer, against liabilities arising from willful misconduct of a culpable nature, and to obtain directors' and officers' liability insurance if available on reasonable terms.

Proginet currently has a $1,000,000 D&O policy for its directors and officers through Rock River Insurance Company. Hooghuis, Inc. is Sentry/Rock River's exclusive worldwide Underwriting Manager for directors and officers liability coverage.



                                    PART F/S
INDEX
AUDITED FINANCIAL STATEMENTS - YEARS ENDED JULY 31, 1999 AND JULY 31, 1998                       PAGE NO.

Independent Auditors' Report                                                                     FS- 1

Balance Sheets                                                                                   FS- 2

Statements of Operations                                                                         FS- 3

Statements of Stockholders' Equity                                                               FS- 4

Statements of Cash Flows                                                                         FS- 5

Notes to Financial Statements                                                                    FS- 6

UNAUDITED FINANCIAL STATEMENTS - PERIODS ENDED JANUARY 31, 2000 AND JANUARY 31, 1999

Balance Sheets                                                                                   FS- 14

Statements of Operations                                                                         FS- 15

Statements of Cash Flows                                                                         FS- 16

Notes to Financial Statements                                                                    FS- 17

                                    FS-Index

                          INDEPENDENT AUDITORS' REPORT
The Board of Directors and Stockholders
Proginet Corporation:

We have audited the accompanying balance sheets of Proginet Corporation as of July 31, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Proginet Corporation as of July 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



Melville, New York                                                     KPMG LLP
September 14, 1999

                              PROGINET CORPORATION
                                 Balance Sheets
                             July 31, 1999 and 1998

        ASSETS                                               1999       1998
                                                             ----       ----
Current assets:
 Cash and cash equivalents                            $    605,456     206,005
 Short-term investments                                  1,085,707     526,497
 Accounts receivable, net                                  520,343     960,139
 Notes receivable from employees                                 -      12,000
 Other receivable                                                -     525,000
 Prepaid expenses                                           99,750     132,881
                                                      ------------   ---------

   Total current assets                                  2,311,256   2,362,522
                                                      ------------   ---------
Property and equipment, net                                504,096     699,048
Capitalized software development costs, net              3,571,427   3,065,916
Deferred contract costs, net                                     -      30,854
Purchased software, net                                  1,188,892   2,223,304
Other assets                                                45,701      47,548
                                                      ------------   ---------
   Total assets                                       $  7,621,372   8,429,192
                                                      ============   ==========
        Liabilities and Stockholders' Equity

Current liabilities:
 Accounts payable and accrued expenses                $    263,124     365,070
 Deferred revenue                                          731,721     797,426
 Current portion of notes payable                           55,877           -
 Acquisition obligation payable with common stock                -   1,170,000
                                                      ------------   ---------
   Total current liabilities                             1,050,722   2,332,496
                                                      ------------   ---------
Notes payable, net of current portion                       93,128           -
Unbilled rent                                              123,561     108,958
                                                      ------------   ---------
   Total liabilities                                     1,267,411   2,441,454
                                                      ------------   ---------
Commitments and contingencies (notes 8 and 9)

Stockholders' equity:
  Preferred stock, $.01 par value, 10,000,000 shares
  authorized, none issued                                        -           -
  Common stock, $.001 par value, 40,000,000 shares
  authorized, 14,140,000  shares issued                     14,140      14,140
 Additional paid-in capital                             11,632,391  12,495,246
 Treasury stock, 539,820 and 938,820 shares in
  1999 and 1998, respectively                             (243,255) (1,452,800)
 Accumulated deficit                                    (5,049,315) (5,068,848)
                                                      ------------   ---------
   Total stockholders' equity                            6,353,961   5,987,738
                                                      ------------   ---------
   Total liabilities and stockholders' equity         $  7,621,372   8,429,192
                                                      ============   ==========
See accompanying notes to financial statements.

                              PROGINET CORPORATION
                            Statements of Operations
                       Years ended July 31, 1999 and 1998

                                                            1999        1998
                                                            ----        ----
Revenues:
  Software sales and licenses                         $  2,063,436   1,498,564
  Software maintenance fees                              2,048,409   2,060,952
  Other                                                     62,318      85,410
                                                      ------------   ---------
                                                         4,174,163   3,644,926

Cost of revenues                                         1,314,368   1,186,490
                                                      ------------   ---------
  Gross profit                                           2,859,795   2,458,436
                                                      ------------   ---------
Operating expenses:
  Research and development                                 511,678     509,119
  Selling and marketing                                    525,738   2,062,095
  General and administrative                             1,860,598   2,272,188
                                                      ------------   ---------
                                                         2,898,014   4,843,402
                                                      ------------   ---------
Operating loss                                             (38,219) (2,384,966)

Other income (expense):
  Interest income                                           46,160      74,526
  Other, net                                                11,592     380,328
                                                      ------------   ---------
  Income (loss) before income taxes                         19,533  (1,930,112)

Income tax expense                                               -           -
                                                      ------------   ---------
Net income (loss)                                     $     19,533  (1,930,112)
                                                      ============   ==========
Basic and diluted net loss per common share           $       0.00       (0.15)
                                                      ============   ==========
Weighted average common shares outstanding              13,485,254  13,253,675
                                                      ============   ==========

See accompanying notes to financial statements.

                              PROGINET CORPORATION
                       Statements of Stockholders' Equity
                       Years ended July 31, 1999 and 1998


                                             Common Stock           Additional                        Accum-
                                         --------------------        paid-in         Treasury         ulated
                                         Shares        Amount         capital          stock          deficit         Total
                                         ------        ------         -------          -----          -------         -----
Balance - July 31, 1997              14,111,000   $     14,111     12,467,146      (1,349,812)     (3,138,736)      7,992,709

Exercise of stock options                29,000             29         28,100            --              --            28,129

Purchase of treasury stock                 --             --             --          (102,988)           --          (102,988)

Net loss                                   --             --             --              --       ( 1,930,112)     (1,930,112)
                                     ----------     ----------     ----------      ----------     -----------      -----------
Balance - July 31, 1998              14,140,000         14,140     12,495,246      (1,452,800)     (5,068,848)      5,987,738

Purchase of treasury stock                 --             --             --          (283,310)           --          (283,310)

Issuance of shares in connection
   with Microsoft transaction              --             --         (862,855)      1,492,855            --           630,000

Net income                                 --             --             --              --            19,533          19,533
                                     ----------     ----------     ----------      ----------     -----------      -----------
Balance - July 31, 1999              14,140,000   $     14,140      11,632,391       (243,255)     (5,049,315)      6,353,961
                                    ===========     ==========     ===========     ===========    ===========      ==========

See accompanying notes to financial statements.

                              PROGINET CORPORATION
                            Statements of Cash Flows
                       Years ended July 31, 1999 and 1998

                                                        1999           1998
                                                        ----           ----
Net income (loss)                                  $   19,533      (1,930,112)
Adjustments to reconcile net income (loss) to
 cash provided by (used in) operating activities:
  Depreciation and amortization                     1,396,441       1,318,774
   Decrease in accounts receivable                    439,796          25,585
   Decrease in notes receivable from employees         12,000         145,000
   Decrease (increase) in prepaid expenses             33,131         (41,478)
   Decrease (increase) in other receivable            525,000        (525,000)
   Decrease in other assets                             1,847           2,904
   Decrease in accounts payable
    and accrued expenses                             (101,946)       (542,076)
   Increase (decrease) in deferred revenue            (65,705)          6,680
   Increase in unbilled rent                           14,603          18,589
                                                      ------------   ---------
     Net cash provided by (used in)
        operating activities                        2,274,700      (1,521,134)
                                                      ------------   ---------

Proceeds from sale of (purchase of)
   short-term investments, net                       (559,210)      2,405,475
Capitalized software development costs             (1,174,112)     (1,272,307)
Capital expenditures                                   (7,622)       (113,381)
Proceeds from sale of assets                                -          25,000
                                                      ------------   ---------
     Net cash provided by investing activities     (1,740,944)      1,044,787
                                                      ------------   ---------

Increase in notes payable                             149,005               -
Proceeds from exercise of options                           -          28,129
Purchase of treasury stock                           (283,310)       (102,988)
                                                      ------------   ---------
     Net cash used in financing activities           (134,305)        (74,859)
                                                      ------------   ---------
Increase (decrease) in cash and cash
   equivalents                                        399,451        (551,206)

Cash and cash equivalents at beginning of year        206,005         757,211
                                                      ------------   ---------
Cash and cash equivalents at end of year          $   605,456         206,005
                                                      ===========   ==========
Supplemental disclosures:
 Income taxes paid                                $         -               -
                                                      ===========   ==========
 Interest paid                                    $         -               -
                                                      ===========   ==========

See accompanying notes to financial statements.

                              PROGINET CORPORATION
                          Notes To Financial Statements
                             July 31, 1999 and 1998

(1)      NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         NATURE OF BUSINESS
Proginet Corporation (the Company) develops and markets two software product lines. The first is a batch file transfer software product used to link mainframe computer systems to local area networks (LANs), primarily for
Microsoft Windows, Novell Netware, OS400 and UNIX platforms. The second is a security password management software product that enables multiple and disparate security systems, on multiple computers, to function as one. The Company sells its products in the U.S. through its telemarketing and sales force and internationally directly and indirectly through distributors, and through OEM partners in Europe and the United States. The Company also provides software maintenance services. The Company's stock is traded on the Vancouver Stock Exchange, listed as PRF.U&V.

         CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
The Company considers all highly liquid debt instruments with a maturity of three months or less at the time of purchase to be cash equivalents. Short-term investments, amounting to $1,085,707 and $526,497 at July 31, 1999 and 1998, respectively, consisted of a liquid reserve mutual fund. The Company has classified its investments as "available for sale" and the market value equaled the cost at July 31, 1999 and 1998.


         REVENUE RECOGNITION
During fiscal 1998, the Company adopted the provisions of Statement of Position No. 97-2, "Software Revenue Recognition", which did not have a significant impact on the financial statements. Revenue from the sale or license of software products is recognized when persuasive evidence of an arrangement exists, the software has been delivered, the software's selling price is fixed or determinable and collection of the resulting receivable is probable.

Software maintenance fees are deferred and recognized as revenue ratably over the term of the contract, typically one year.

Cost  of  revenues  primarily   consists  of  product  costs,   amortization  of
capitalized software development costs and salaries and consulting fees relating to providing customer software support under maintenance contracts.

Based on the terms of a signed software license agreement with a European customer, the Company recognized $1,080,000 of revenue in the third quarter of fiscal 1997 when the product was delivered to the customer. In the fourth quarter of fiscal 1997, the Company reduced software license revenues by $1,080,000 as a result of a customer dispute over the terms of such agreement, including the customer's assertion that the contract was not binding. In the fourth quarter of fiscal 1998, the Company recognized $375,000 of other income, which is net of related expenses of $150,000, for the full resolution of this dispute. Such amount was collected in August 1998.


         ACCOUNTS RECEIVABLE
The Company continually reviews accounts for collectibility and establishes an allowance for doubtful accounts. As of July 31, 1999 and 1998, there was an allowance for doubtful accounts of $127,500 and $198,600, respectively.

         PROPERTY AND EQUIPMENT
Property and equipment are stated at cost and depreciated using the straight-line method over the assets' useful lives, generally five years. Leasehold improvements are amortized over the lesser of the economic life of the asset or the lease term.

                              PROGINET CORPORATION
                          Notes To Financial Statements
                             July 31, 1999 and 1998

         RESEARCH AND DEVELOPMENT COSTS
Research and development costs consist of salaries and other costs related to the development and enhancement of computer software programs. Software development costs are capitalized upon the establishment of product technological feasibility until the product is available for general release to the public. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain factors including, but not limited to, the timing of technological feasibility, anticipated future gross revenues, estimated economic life and changes in software and hardware technologies. Software development costs not capitalized are expensed as research and development as incurred.

Amortization of capitalized software development costs, included in cost of revenues, and amounting to $668,601 and $460,859 for fiscal 1999 and 1998, respectively, is provided on a product-by-product basis at the greater of the amount computed using the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues or the straight-line method over the remaining estimated economic life of the product. Amortization commences once a product becomes available for sale to customers. Generally, an original estimated economic life of five years is assigned to capitalized software development costs. Capitalized software development costs are net of accumulated amortization of $2,128,126 and $1,459,525 at July 31, 1999 and 1998, respectively.

         DEFERRED CONTRACT COSTS
Deferred contract costs represented the costs of obtaining servicing rights from Novell. Such amounts were amortized over the five-year life of the contract. Amortization of deferred contract costs in fiscal 1999 and 1998 were $30,854 and $37,020, respectively. The deferred contract costs were fully amortized as of July 31, 1999.

         INCOME TAXES
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

         FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair values of the Company's financial instruments approximate their carrying values in the financial statements because of the short-term maturity of these instruments.

         LONG-LIVED ASSETS
The Company reviews long-lived assets such as plant and equipment and certain identifiable intangibles to be held and used or disposed of for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

         ACCOUNTING FOR STOCK-BASED COMPENSATION
The Company records compensation expense for employee and director stock options and warrants if the current market price of the underlying stock exceeds the exercise price on the date of the grant. On August 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation".

The Company has elected not to implement the fair value based accounting method for employee and director stock options and warrants, but has elected to disclose the pro forma net earnings and pro forma earnings per share including compensation expense for employee and director stock option and warrant grants made as if the fair value method had been applied.

                              PROGINET CORPORATION
                          Notes To Financial Statements
                             July 31, 1999 and 1998


         EARNINGS PER SHARE
The Company adopted SFAS No. 128, "Earnings Per Share", in fiscal 1998. Under this standard, the Company presents basic and diluted earnings per share (EPS). Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding and dilutive EPS adds the dilutive effect of stock options and warrants. There were no dilutive common stock equivalents in fiscal 1999 or 1998 and therefore the basic and diluted EPS calculations were identical. Options outstanding to purchase 1,222,100 and 1,025,000 shares of common stock at July 31, 1999 and 1998, respectively, (note
7) were not included in the fiscal 1999 and 1998 computations of diluted EPS because they were antidilutive.

         USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


(2)      ACQUISITIONS


On December 17, 1996, the Company acquired its TransAccess software product line from Microsoft, which enables transaction processing across a diverse range of platforms within the enterprise network. The Company received an existing software product and assumed maintenance contracts with deferred revenue of $324,246 on the date of acquisition. The purchase price consisted of 100,000 shares of common stock issued at closing, which were not tradable until June 1998, and $2.1 million of common stock to be issued in October 1998 (the number of shares issued was to be based on the average price of the common stock during the twenty days prior to the payment date), which become tradable from two to three years after the closing date. The fair value of the 100,000 shares of common stock and shares subsequently issuable, based on an independent appraisal, was $246,000 and $1,170,000, respectively. The appraisal was based upon the market price of the securities, reduced for the restrictions applicable to the shares issued and to be issued. The total cost of the acquired product and technology was $1,800,246, including $60,000 of transaction costs, which was recorded as purchased software and is being amortized over five years. In October 1998, the Company and Microsoft settled certain issues relating to this matter and amended the agreement which allowed Proginet to satisfy all obligations to Microsoft by issuing and delivering to Microsoft 1,260,000 shares of Proginet common stock from treasury, valued at their then current trading price on the Vancouver Stock Exchange. In connection with the settlement, the acquisition obligation and purchased software carrying amounts were reduced by $540,000. Accumulated amortization at July 31, 1999 and 1998 was $800,520 and $582,000, respectively.


On November 26, 1996, the Company acquired substantially all of the assets and assumed certain liabilities of KnowledgeNet, Inc. for $1,080,000 plus 100,000 shares of common stock, with a fair value of $328,000 based on an independent appraisal. KnowledgeNet develops and markets software which facilitates multi-platform connectivity in corporate data processing systems. The acquisition was accounted for as a purchase. The total cost of the acquisition, including assumed liabilities and related expenses was $1,657,000, which was allocated as follows:



             Purchased software          $      1,379,000
             Fixed assets                         223,000
             Accounts receivable                   50,000
             Cash                                   5,000
                                            -------------

                                         $      1,657,000
                                            =============

                              PROGINET CORPORATION
                          Notes To Financial Statements
                             July 31, 1999 and 1998

The fair value of the purchased software was based on an independent appraisal and its net book value at July 31, 1999 and 1998 was $729,166 and $1,005,058. The Company is currently amortizing this asset over 5 years.


(3)      PROPERTY AND EQUIPMENT

Property and equipment consist of the following at July 31:

                                                    1999            1998
                                              ---------------------------------

         Computer and other equipment      $       931,130        922,732
         Furniture and fixtures                    273,425        274,201
         Leasehold improvements                    101,790        101,790
                                              -------------- -------------
                                                 1,306,345      1,298,723
         Less accumulated depreciation

              and amortization                    (802,249)      (599,675)
                                              -------------- --------------
                                           $       504,096        699,048
                                              ============== ==============


Depreciation and amortization expense for the years ended July 31, 1999 and 1998 was $202,574 and $236,256, respectively.


(4)      RELATED PARTY TRANSACTIONS

The Company had notes receivable from employees, amounting to $12,000 at July 31, 1998, bearing interest at 7%. At July 31, 1999, the notes were fully satisfied.

During fiscal 1999, Joseph T. Mohen, the founder of Proginet, resigned. At such time, Mr. Mohen agreed to sell 750,000 shares of Proginet common stock to the Company for $.31 a share, the market price of the stock. Of the $232,500 purchase price, $50,000 was paid on the date of the agreement. The remainder is being paid over a 36 month period and is included in the accompanying balance sheet as notes payable.


(5)      INCOME TAXES

The following is a reconciliation of the tax provision with the amount obtained by applying the statutory U.S. federal income tax rate to the income (loss) before income taxes:

                                                                1999              1998
                                                        -------------    --------------
 Expense (benefit) at statutory rate                   $        3,000         (656,000)
 Increases (reductions) in taxes due to:
    Nondeductible expenses                                      1,000            5,000
    State tax expense, net of federal benefit                 (86,000)               -
    Increase in valuation allowance                           222,000          651,000
    NOL utilization                                           (53,000)               -
    Change in deferred taxes due to differences
        in rate booked at beginning of year                   (87,000)               -
                                                         -------------   --------------

 Income tax provision                                 $             -                -
                                                        ==============   ==============

                              PROGINET CORPORATION
                          Notes To Financial Statements
                             July 31, 1999 and 1998
At July 31, 1999, the Company had available federal net operating loss (NOL) carryforwards and research and development tax credit (R&D) carryforwards expiring in the following fiscal years:



                                 R&D            NOL
     2007                  $      54,000              -
     2008                         31,000              -
     2009                         29,000        174,000
     2010                         42,000      1,064,000
     2011                              -      1,519,000
     2012                         32,000      1,395,000
     2013                         34,000      3,427,000
                              -----------  -------------

                           $     222,000      7,579,000
                              ===========  =============


For income tax purposes, the Company utilizes the cash method of accounting for revenues and expenses. The types of temporary differences, which represent items that are reflected in the financial statements and the tax return at different times that give rise to a significant portion of the deferred tax asset (liability) and their approximate tax effects are as follows:


                                                                                1999                  1998
                                                                                ----                  ----

         Deferred tax assets:

              Net operating loss carry forward                          $      2,776,000         2,567,000
              Accounts payable and other                                         109,000           161,000
              Deferred revenue                                                   304,000           271,000
              Deferred contract costs                                             77,000            63,000
              Purchased software                                                 383,000           217,000
              Property and equipment                                                   -            53,000
              Research and development credit carryforward                       222,000           188,000
              Unbilled rent                                                       52,000                 -
                                                                           ---------------   ---------------
         Gross deferred tax asset                                              3,923,000         3,520,000
         Valuation allowance                                                  (2,150,000)       (1,928,000)
                                                                           ---------------   ---------------
                         Net deferred tax asset                                1,773,000         1,592,000

         Deferred tax liabilities:
              Capitalized software development costs                           1,466,000         1,042,000
              Accounts receivable                                                265,000           326,000
              Other receivable                                                    29,000           179,000
              Prepaid expenses                                                    12,000            45,000
              Prepaid expenses                                                     1,000                 -
                                                                           ---------------   ----------------
         Gross deferred tax liabilities                                        1,773,000          1,592,000
                                                                           ---------------   ----------------
                         Net deferred tax asset                         $              -                  -
                                                                           ===============   ================

                              PROGINET CORPORATION
                          Notes To Financial Statements
                             July 31, 1999 and 1998


At July 31, 1999 and 1998 the Company has provided a valuation allowance against its net deferred tax assets as the Company does not believe realization is more likely than not in light of operating losses in recent years.


(6)      TREASURY STOCK

In October 1997 which was subsequently renewed in December 1998, the Board of Directors authorized the Company to purchase up to 300,000 shares of its common stock. The Company purchased 61,000 and 54,500 shares in fiscal 1999 and 1998, respectively, under these authorizations. In conjunction with the settlement between the Company and Joseph Mohen (as discussed in footnote 4), the Company purchased 750,000 shares in fiscal 1999. In addition, the Company purchased from two other former employees 50,000 shares in each of fiscal 1999 and 1998. The total cost of these stock repurchases were $283,310 and $102,988 in fiscal 1999 and 1998, respectively. Subsequent to July 31, 1999 and through September 8, 1999, the Company repurchased an additional 5,000 shares at a cost of $3,745.


(7)      STOCK OPTION PLAN

Under the 1997 Stock Option Plan and 1994 Equity Incentive Plan, as amended, the Company has reserved in the aggregate 2,000,000 shares of common stock for grants to employees, directors and consultants. Grants under the plan can be in the form of qualified or non-qualified stock options. Qualified stock options (which are intended to qualify as incentive stock options under Section 422A of the United States Internal Revenue Code) may be awarded only to employees of the Company and must have an exercise price of not less than 100% of the fair market value of the Company's common stock on the grant date (110% for qualified options granted to any 10% or greater stockholder of the Company).

Transactions involving the plans are summarized as follows:



                                                          SHARES SUBJECT        WEIGHTED AVERAGE
                                                             TO OPTION           EXERCISE PRICE
                  Outstanding at July 31, 1997                 1,737,300              $2.37
                      Granted                                    374,400              $1.73
                      Cancelled                               (1,086,700)             $2.68
                                                           -------------

                  Outstanding at July 31, 1998                 1,025,000              $1.80
                      Granted                                    432,100              $0.71
                      Cancelled                                 (235,000)             $1.76
                                                           -------------

                  Outstanding at July 31, 1999                 1,222,100              $0.74
                                                           =============              =====

                              PROGINET CORPORATION
                          Notes To Financial Statements
                             July 31, 1999 and 1998

As of July 31, 1999, 763,300 of the outstanding options are exercisable and have a weighted average exercise price of $.75. The remaining outstanding options vest at various dates during the following fiscal years:



                     2000                        259,400
                     2001                        191,900
                     2002                          7,500
                                                 -------
                                                 458,800
                                                 =======

All options have been granted with exercise prices at the market price of the stock at the date of the grant. Of the above options 315,600 vest only if certain specific performance criteria are met, generally aggressive Company revenue targets or identified individual goals. Stock option compensation expense related to these options was $0 for fiscal 1999 and 1998, respectively. On January 30, 1998, the exercise price of 145,800 options were repriced to $1.28, the market value of the stock on that date. On March 2, 1999, the exercise price of 824,000 options were repriced to $.75 which was greater than the market value of the stock on that date.


The Company applies APB Opinion No.25 in accounting for its stock option grants and, accordingly, no compensation cost has been recognized in the financial statements for its stock options, which have exercise prices equal to or greater than the fair value of the stock on the date of grant. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No.123, the Company's net income (loss) and net loss per share would have been the following pro forma amounts:



                                                                     1999              1998
                                                              ------------------  -------------------
                      Net income (loss):
                           As reported                        $      19,533       (1,930,112)
                           Pro forma                               (214,289)      (2,150,574)
                      Basic net loss per share:
                           As reported                                    -             (.15)
                           Pro forma                                  (.02)             (.16)


Pro forma net loss reflects only options granted in fiscal 1996 and thereafter. Therefore, the full impact of calculating compensation cost for stock options under the fair value method is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to August 1, 1995 was not considered.

The per share weighted average fair value of stock options granted during fiscal 1999 and 1998 was $.56 and $.70, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: expected dividend yield of 0% for fiscal 1999 and 1998; risk free interest rate of 5.3% and 5.5% in fiscal 1999 and 1998, expected stock volatility of 102% and 94% in 1999 and 1998, respectively, and an expected option life of approximately five years for both years. These assumptions are used for these calculations only and they do not necessarily represent an indication of management's expectations of future developments.

                              PROGINET CORPORATION
                          Notes To Financial Statements
                             July 31, 1999 and 1998

(8)      MANAGEMENT AGREEMENTS

The Company has entered into "management agreements" with two key employees. When a change of control in the Company occurs, these agreements provide for:


       o A lump sum payment equal to the present value of the aggregate of the executive's base compensation (equal to the highest rate of base compensation in effect during the three-year period immediately preceding the termination) for the eighteen month period following the termination and the aggregate amount of annual bonuses (equal to the highest aggregate amount of such bonuses that the executive received in any one of the three years preceding the termination) that the executive would have received for the eighteen month period following the termination.

       o Continuation at the Company's expense of all benefits to which the executive was entitled prior to termination for a period of eighteen months.


(9)      COMMITMENTS AND CONTINGENCIES

         OPERATING LEASES
As of July 31, 1999, the future minimum lease payments under noncancelable operating leases for office space and equipment was as follows:



                   Year ended July 31:
                      2000                        $        302,094
                      2001                                 313,201
                      2002                                 324,752
                      2003                                 274,582
                      2004                                 240,728
                      Thereafter                           388,527
                                                  ----------------

                                                  $      1,843,884
                                                  ================


Total rent expense for the years ended July 31, 1999 and 1998, was $195,616 and $281,998, respectively.

         LITIGATION AND CLAIMS
The Company is involved in various claims and legal actions in the ordinary course of business. In the opinion of management, based on advice from its legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the financial statements.


 (10)    BUSINESS AND CREDIT CONCENTRATIONS AND EXPORT SALES

Revenue for the years ended July 31, 1999 and 1998 included sales in foreign countries of approximately $550,000 and $337,000, respectively. As of July 31,
1999 and 1998, two customers accounted for approximately 67% and 35%, respectively, of total accounts receivable.


                              PROGINET CORPORATION
                                 Balance Sheets
                       January 31, 2000 and July 31, 1999

                                                                                JANUARY 31,         JULY 31,
                                  ASSETS                                           2000               1999
                                                                                (UNAUDITED)
                                                                              ----------------   ---------------
Current assets:
    Cash and cash equivalents                                               $         303,075           605,456
    Short-term investments                                                          1,270,637         1,085,707
    Accounts receivable, net                                                          578,600           520,343
    Prepaid expenses                                                                   83,009            99,750
                                                                              ----------------   ---------------
                       Total current assets                                         2,235,321         2,311,256
                                                                              ----------------   ---------------

Property and equipment, net                                                           432,240           504,096
Capitalized software development costs, net                                         3,686,900         3,571,427
Purchased software, net                                                               937,534         1,188,892
Other assets                                                                           45,701            45,701
                                                                              ----------------   ---------------
                       Total assets                                         $       7,337,696         7,621,372
                                                                              ================   ===============
                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable and accrued expenses                                             321,718           263,124
    Deferred revenue                                                                  841,061           731,721
    Current portion of notes payable                                                   55,877            55,877
                                                                              ----------------   ---------------
                       Total current liabilities                                    1,218,656         1,050,722
                                                                              ----------------   ---------------

Notes payable, net of current portion                                                  65,189            93,128
Unbilled rent                                                                         127,287           123,561
                                                                              ----------------   ---------------
                       Total liabilities                                            1,411,132         1,267,411
                                                                              ----------------   ---------------
Stockholders' equity:
    Preferred stock, $.01 par value, 10,000,000 shares authorized,
       none issued                                                                          -                 -
    Common stock, $.001 par value, 40,000,000 shares authorized,
       14,140,000  shares issued                                                       14,140            14,140
    Additional paid-in capital                                                     11,646,335        11,632,391
    Treasury stock, 544,820 and 539,820 shares in 2000 and 1999,
       respectively                                                                  (247,000)         (243,255)
    Accumulated deficit                                                            (5,486,911)       (5,049,315)
                                                                              ----------------   ---------------
                       Total stockholders' equity                                   5,926,564         6,353,961
                                                                              ----------------   ---------------

                       Total liabilities and stockholders' equity           $       7,337,696         7,621,372
                                                                              ================   ===============

See accompanying notes to financial statements.

                              PROGINET CORPORATION
                            Statements of Operations
     Three Months and Six Months Ended January 31, 2000 and January 31, 1999
                                   (Unaudited)



                                                         THREE MONTHS ENDED                     SIX MONTHS ENDED
                                                              JANUARY 31,                          JANUARY 31,
                                                         2000            1999                 2000              1999
                                                   ---------------  --------------      ---------------   ---------------
Revenues:
    Software sales and licenses                 $         619,569         711,392     $        854,422         1,289,086
    Software maintenance fees                             557,437         512,472            1,054,113         1,026,438
    Other                                                  75,500           4,000               75,500            58,775
                                                   ---------------  --------------      ---------------   ---------------
                                                        1,252,506       1,227,864            1,984,035         2,374,299

Cost of revenues                                          418,524         307,920              789,023           616,705
                                                   ---------------  --------------      ---------------   ---------------

          Gross profit                                    833,982         919,944            1,195,012         1,757,594
                                                   ---------------  --------------      ---------------   ---------------
Operating expenses:
    Research and development                               95,877         135,851              192,204           290,817
    Selling and marketing                                 223,132         129,700              449,750           321,360
    General and administrative                            635,302         462,104            1,013,203           839,383
                                                   ---------------  --------------      ---------------   ---------------
                                                          954,311         727,655            1,655,157         1,451,560
                                                   ---------------  --------------      ---------------   ---------------

Operating income (loss)                                  (120,329)        192,289             (460,145)          306,034
Other income (expense):
    Interest income                                        17,705          10,633               34,929            22,852
    Other, net                                             (6,599)            771              (12,379)           10,480
                                                   ---------------  --------------      ---------------   ---------------

          Income (loss) before income taxes              (109,223)        203,693             (437,595)          339,366
Income tax expense                                              -               -                    -                 -
                                                   ===============  ==============      ===============   ===============
Net income (loss)                               $        (109,223)        203,693     $       (437,595)          339,366
                                                   ===============  ==============      ===============   ===============
Basic and diluted net income (loss) per
common share                                    $           (0.01)           0.02     $          (0.03)             0.03
                                                   ===============  ==============      ===============   ===============

Weighted average common shares outstanding             13,595,180      13,338,346           13,596,013        13,234,846
                                                   ===============  ==============      ===============   ===============


See accompanying notes to financial statements.


                              PROGINET CORPORATION
                            Statements of Cash Flows
             Six Months Ended January 31, 2000 and January 31, 1999
                                   (Unaudited)


                                                                       SIX MONTHS ENDED
                                                                           JANUARY 31,
                                                                       2000           1999
                                                                   -------------   ------------
Cash flows from operating activities:
    Net income (loss)                                              $   (437,595)       339,366
    Adjustments to reconcile net income (loss) to cash provided by operating activities:
          Depreciation and amortization                                 738,237        672,713
             Decrease in accounts receivable                           (253,998)       294,941
             Provision for doubtful accounts                            195,740        (33,391)
             Investor relations warrant expense                          13,944              -
             Decrease in notes receivable from employees                      -         12,000
             Decrease in prepaid expenses                                16,742         33,315
             Increase in accounts payable
                and accrued expenses                                     58,592        165,766
             (Decrease) in notes payable                                (27,938)             -
             Increase (decrease) in deferred revenue                    109,340        (54,349)
             Increase in unbilled rent                                    3,722          8,418
                                                                   -------------   ------------
                  Net cash provided by operating activities             416,786      1,438,779
                                                                   -------------   ------------

Cash flows from investing activities:
    Purchase of short-term investments, net                            (184,930)      (322,853)
    Capitalized software development costs                             (500,742)      (589,018)
    Capital expenditures                                                (29,749)        (3,304)
                                                                   -------------   ------------
                  Net cash used in investing activities                (715,421)      (915,175)
                                                                   -------------   ------------

Cash flows from financing activities:
    Purchase of treasury stock                                           (3,746)      (270,380)
                                                                   -------------   ------------
                  Net cash used in financing activities                  (3,746)      (270,380)
                                                                 ---------------   ------------

Increase (decrease) in cash and cash equivalents                       (302,381)       253,224

Cash and cash equivalents at beginning of period                        605,456        202,516
                                                                   -------------   ------------

Cash and cash equivalents at end of period                       $      303,075        455,740
                                                                   =============   ============

See accompanying notes to financial statements.

                              PROGINET CORPORATION

                    Notes To Unaudited Financial Statements

             Six Months Ended January 31, 2000 and January 31, 1999

1.  INTERIM FINANCIAL DATA

The accompanying unaudited financial statements have been prepared by Proginet Corporation ("Proginet" or "the Company") in accordance with generally accepted accounting principles. In the opinion of management, the accompanying unaudited financial statements contain all adjustments, consisting only of those of a normal recurring nature, necessary for a fair presentation of the Company's financial position, results of operations and cash flows at the dates and for the periods indicated. These financial statements should be read in conjunction with the audited financial statements and notes related thereto included herein for the years ended July 31, 1999 and 1998.

These results of the three- and six-month periods ended January 31, 2000 are not necessarily indicative of the results to be expected for the full fiscal year. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2.  INVESTOR RELATIONS AGREEMENT

In the first quarter of fiscal 2000 Proginet entered into an agreement with Mallory Factor Inc. (MFI) whereby MFI will provide guidance and support on a "Strategic Corporate and Communications Counseling Program" for Proginet. The terms of the entire agreement are subject to approval of the Canadian Venture Exchange (CDNX) and provide for granting of up to 500,000 warrants exercisable at a price of $.54 per share depending upon achievement of pre-determined goals. The first 150,000 warrants vest upon regulatory approval of the agreement and the next 100,000 vest provided that Proginet stock price reaches $1.25. The next 250,000 vest, if and only if, two criteria are satisfied: (i) Proginet's achievement of a listing on the United States OTC:BB and (ii) Proginet's stock price reaching established thresholds. When Proginet's stock price reaches
$2.25,  then 100,000  warrants will vest;  when  Proginet's  stock price reaches
$3.25, then 100,000 additional warrants will vest; and when Proginet's stock price reaches $4.25, the final 50,000 warrants will vest. During the six months ended January 31, 2000 Proginet recognized a non-cash expense of $13,944 relating to this agreement. The expense relates to the first 250,000 warrants.

3.  DISTRIBUTOR BANKRUPTCY

In the second quarter of fiscal 2000, one of Proginet's international distributors filed for protection from creditors, analogous to bankruptcy, in its local country. Proginet has recorded a charge of $195,740 to reserve for losses on payments due from this distributor. The charge is included in general and administrative expenses in the accompanying unaudited statement of operations.


4.  CREDIT LINE

On January 12, 2000, Proginet established a line of credit in the amount of $100,000 with Citibank. The interest rate is variable, based on prime plus 1%. As of January 31, 2000 the Company has not borrowed against this line of credit.


5.  RESEARCH AND DEVELOPMENT

Research and development costs not capitalized in connection with a specific product are expensed in the period incurred. Such expenses are based on management's estimate of time spent and costs incurred in connection with research and development.


6.  CAPITALIZED SOFTWARE

Capitalized software development costs consist of costs that are directly related to programmers and facilities that develop software, which has reached technical feasibility. These costs are $242,346 for the three months ended January

 31, 2000;  $500,742 for the six months ended January 31, 2000;  $270,031 for the three months ended January 31, 1999; and $589,018 for the six months ended January 31, 1999.

                                    PART III
ITEM 1.  INDEX TO EXHIBITS


The following exhibits are filed with this Registration Statement:


----------------------- -----------------------------------------------------------------------------------
EXHIBIT NO.             EXHIBIT NAME

----------------------- -----------------------------------------------------------------------------------
3(i)                    Certificate of Incorporation.
----------------------- -----------------------------------------------------------------------------------
3(i)(a)                 Certificate of Amendment of Certificate of Incorporation dated December 2, 1996
----------------------- -----------------------------------------------------------------------------------
3(ii)                   Bylaws of the Registrant.
----------------------- -----------------------------------------------------------------------------------
3(ii)(a)                Amended and Restated Bylaws of the Registrant.
----------------------- -----------------------------------------------------------------------------------
9                       Shareholder Voting Agreement between Bathhurst, Ltd. and the Company, dated
                        September 20, 1999.
----------------------- -----------------------------------------------------------------------------------
10.1                    Form of Employee Confidential Information and Non-Competition Agreement.
----------------------- -----------------------------------------------------------------------------------
10.2                    Form of Confidential Information And Non-Competition Agreement For Consultants.
----------------------- -----------------------------------------------------------------------------------
10.3                    Investor Relations Agreement.
----------------------- -----------------------------------------------------------------------------------
10.4                    Form of Software License Agreement.
----------------------- -----------------------------------------------------------------------------------
10.5                    Form of Distributor Agreement.
----------------------- -----------------------------------------------------------------------------------
10.6                    Form of OEM Agreement.
----------------------- -----------------------------------------------------------------------------------
10.7                    Form of Management Continutity Agreement.
----------------------- -----------------------------------------------------------------------------------
10.8                    Independent  Directors Stock Option Plan,  amended and restated as of February 21,
                        1995.
----------------------- -----------------------------------------------------------------------------------
10.9                    1995 Equity Incentive Plan, amended and restated as of December 5, 1995.
----------------------- -----------------------------------------------------------------------------------
10.10                   1997 Stock Option Plan.
----------------------- -----------------------------------------------------------------------------------
10.11                   Form of Incentive Stock Option Agreement.
----------------------- -----------------------------------------------------------------------------------
10.12                   Asset Purchase  Agreement between the Company and Microsoft,  dated as of December
                        17, 1996.
----------------------- -----------------------------------------------------------------------------------
10.13                   Amendment to Asset Purchase  Agreement  between the Company and  Microsoft,  dated
                        October 28, 1998.
----------------------- -----------------------------------------------------------------------------------
10.14                   Stock Redemption  Agreement between the Company and Joseph T. Mohen, dated October
                        20, 1998.
----------------------- -----------------------------------------------------------------------------------
10.15                   Stock Purchase  Agreement  between Joseph T. Mohen and Bathhurst Ltd., dated as of
                        July 12, 1999.
----------------------- -----------------------------------------------------------------------------------
10.16                   Consulting   Agreement  between  the  Company  and  Mallory  Factor,  Inc.,  dated
                        September 22, 1999.
----------------------- -----------------------------------------------------------------------------------
27                      Financial Data Schedule.
----------------------- -----------------------------------------------------------------------------------

ITEM 2.  DESCRIPTION OF EXHIBITS



     See Item 1 above.

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          PROGINET CORPORATION, INC.

                                                        (Registrant)





                                                   /s/ Kevin M. Kelly
                                                   ------------------
               Date: May 31, 2000               By:   Kevin M. Kelly
                                                   President and CEO





                                                  /s/ James F. Kelly
                                                   ------------------
               Date: May 31, 2000               By:   James F. Kelly
                                                 Corporate Secretary